EXHIBIT 99-1

Annual Information Form dated February 26, 2025

Table of Contents

2	Advisories
3	Abbreviations
4	Corporate Structure
5	General Development of the Business
8	Narrative Description of Suncor’s Businesses
8	Oil Sands
12	Exploration and Production
14	Refining and Marketing
19	Other Suncor Businesses
19	Suncor Employees
20	Ethics, Social and Environmental Policies
21	Statement of Reserves Data and Other Oil and Gas Information
22	Oil and Gas Reserves Tables and Notes
26	Future Net Revenues Tables and Notes
31	Additional Information Relating to Reserves Data
39	Industry Conditions
44	Risk Factors
44	Dividends
45	Description of Capital Structure
47	Market for Securities
48	Directors and Executive Officers
56	Audit Committee Information
58	Legal Proceedings and Regulatory Actions
58	Interests of Management and Others in Material Transactions
58	Transfer Agent and Registrar
58	Material Contracts
58	Interests of Experts
58	Disclosure Pursuant to the Requirements of the NYSE
59	Additional Information
60	Advisory – Forward-Looking Statements and Non-GAAP Financial Measures
Schedules
A-1	SCHEDULE “A” – AUDIT COMMITTEE MANDATE
B-1	SCHEDULE “B” – SUNCOR ENERGY INC. POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
C-1	SCHEDULE “C” – FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR
D-1	SCHEDULE “D” – FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   1

Advisories

In this Annual Information Form (AIF), references to “Suncor” or “the company” or “Suncor Energy” mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libyan operations, which are presented on an economic basis.

References to the 2024 audited Consolidated Financial Statements mean Suncor’s audited Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the notes thereto and the auditor’s report thereon, as at and for the years ended December 31, 2024 and 2023. References to the annual 2024 MD&A mean Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2024, dated February 26, 2025.

This AIF contains forward-looking statements and forward-looking information based on Suncor’s current plans, expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, many of which are beyond the company’s control. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this AIF and the company’s annual 2024 MD&A under the heading Risk Factors, which section is incorporated by reference herein and available on Suncor’s SEDAR+ profile at sedarplus.ca. Users of this information are cautioned that actual results may differ materially from those expressed or implied by the forward-looking statements contained herein. Refer to the Advisory – Forward-Looking Statements and Non-GAAP Financial Measures section of this AIF for information on risk factors and the material assumptions underlying the forward-looking statements.

Information contained in or otherwise accessible through Suncor’s website at www.suncor.com does not form a part of this AIF and is not incorporated into this AIF by reference.

2   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Abbreviations

Measurement, Products and Markets
mbbls	thousands of barrels
mbbls/d	thousands of barrels per day
mmbbls	millions of barrels
boe	barrels of oil equivalent
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mmboe	millions of barrels of oil equivalent
mcf	thousands of cubic feet of natural gas
mmcfe/d	millions of cubic feet of natural gas equivalent per day
bcfe	billions of cubic feet of natural gas equivalent
GHG	greenhouse gas
mmbtu	millions of British thermal units
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
NGL(s)	natural gas liquid(s)
NO2	nitrogen dioxide
NOx	nitrogen oxides
SAGD	steam assisted gravity drainage
SCO	synthetic crude oil
SO2	sulphur dioxide
MW	megawatts
Mt	megatonnes
WCS	Western Canadian Select
WTI	West Texas Intermediate

Places and Currencies
U.S.	United States
U.K.	United Kingdom
$ or Cdn$	Canadian dollars
US$	United States dollars

Suncor converts certain natural gas volumes to boe, mboe and mmboe on the basis of six mcf to one boe. Any figure presented in boe, mboe or mmboe may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil or NGLs is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   3

Corporate Structure

Name, Address and Incorporation

Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by amalgamation under the Canada Business Corporations Act (the CBCA) on August 22, 1979, of Sun Oil Company Limited, incorporated in 1923, and Great Canadian Oil Sands Limited, incorporated in 1953. On January 1, 1989, the company amalgamated with a wholly owned subsidiary under the CBCA. The company amended its Articles in 1995 to move its registered office from Toronto, Ontario, to Calgary, Alberta, and in April 1997 to adopt the name, “Suncor Energy Inc.”

Pursuant to an arrangement under the CBCA, which was completed effective August 1, 2009, Suncor amalgamated with Petro-Canada™ to form a single corporation continuing under the name “Suncor Energy Inc.” On January 1, 2017, November 20, 2023, and January 1, 2024, Suncor amalgamated with certain of its wholly owned subsidiaries under the CBCA.

Suncor’s registered and head office is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

Intercorporate Relationships

Suncor’s material subsidiaries, the voting securities of which were held either directly or indirectly by the company as at December 31, 2024, are shown below.

Name	Jurisdiction Where Organized	Percentage Owned
Canadian operations
Suncor Energy Oil Sands Limited Partnership	Alberta	100%
Suncor Energy Products Partnership	Alberta	100%
Suncor Energy Marketing Inc.	Alberta	100%
Canadian Oil Sands Partnership #1(1)	Alberta	100%
Fort Hills Energy Limited Partnership	Alberta	100%
U.S. operations
Suncor Energy (U.S.A.) Marketing Inc.	Delaware	100%
Suncor Energy (U.S.A.) Inc.	Delaware	100%

(1)	On January 1, 2024, Suncor Energy Ventures Partnership contributed its ownership interest to Canadian Oil Sands Partnership #1 and Suncor Energy Ventures Corporation amalgamated with Suncor Energy Inc.

The company’s remaining subsidiaries each accounted for (i) less than 10% of the company’s consolidated assets as at December 31, 2024, and (ii) less than 10% of the company’s consolidated revenues for the fiscal year ended December 31, 2024. In aggregate, the company’s remaining subsidiaries accounted for less than 20% of the company’s consolidated assets as at December 31, 2024, and less than 20% of the company’s consolidated revenues for the fiscal year ended December 31, 2024.

4   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

General Development of the Business

Overview

Suncor Energy is Canada’s leading integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

Three-Year History

Over the last three years, the following events have influenced the general development of Suncor’s business.

2022

•	Share repurchase program. In 2022, Suncor repurchased, pursuant to its normal course issuer bid (NCIB) approximately 116.9 million of its common shares, or the equivalent of 8.1% of its issued and outstanding common shares as at December 31, 2021, at an average share price of $43.92 per common share.
•	Dividend increases. In the second and fourth quarters of 2022, the Board approved increases to the quarterly dividend, raising it to $0.47 per share and $0.52 per share, respectively.
•	Executed debt tender offer. In the fourth quarter of 2022, the company completed a debt tender offer and repurchased approximately $3.6 billion of its various series of outstanding notes below par.
•	Restart of West White Rose Project. In the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project offshore the east coast of Canada, which is expected to extend the production life of the White Rose field. As a result of the restart decision, Suncor increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%. Production from the West White Rose Project is expected to commence in 2026.
•	Kris Smith appointed interim President and Chief Executive Officer. On July 8, 2022, Mr. Smith was named interim President and Chief Executive Officer, replacing Mark Little.
•	Suncor enters into agreement with Elliott Investment Management. In the third quarter of 2022, Suncor entered into an agreement with affiliates of Elliott Investment Management (Elliott), pursuant to which Suncor appointed three new independent directors to its Board.
•	Completed sale of Norway operations. The company completed the sale of its Exploration and Production (E&P) assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs.
•	Fort Hills mine improvement plan. Fort Hills commenced its three-year mine improvement plan, which includes an accelerated sequence of mine development relative to historical plans, during which time the asset is expected to average lower than 90% production rates.
•	Results of retail review. In the fourth quarter of 2022, following a comprehensive strategic review of its downstream retail business, the company announced that it would retain and continue to improve and optimize the Petro-Canada™ retail business.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   5

2023

•	Share repurchase program. In 2023, Suncor repurchased approximately 52.0 million, pursuant to its NCIB, or the equivalent of 3.9% of its issued and outstanding common shares as at December 31, 2022, at an average price of $42.96 per common share.

•	Suncor amends agreement with Elliott. In the first quarter of 2023, the agreement with Elliott was amended to extend the right for Elliott to appoint an additional director to the Board, which occurred in March 2023.
•	Sale of wind and solar assets. In the first quarter of 2023, Suncor completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs. The sale included the company’s interest in the Forty Mile, Adelaide, Magrath and Chin Chute wind farms.
•	Acquired additional interest in Fort Hills. On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million from Teck Resources Limited, bringing the company’s working interest to 68.76%. The effective date of the transaction was November 1, 2022.
•	Rich Kruger appointed President and Chief Executive Officer. Effective April 3, 2023, Mr. Kruger was named Suncor’s President and Chief Executive Officer. Effective May 9, 2023, Kris Smith assumed the role of Chief Financial Officer.
•	Sale of U.K. assets. In the second quarter of 2023, Suncor completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs.
•	Cybersecurity incident. In the second quarter of 2023, Suncor experienced a cybersecurity incident. The incident did not impact the safety and reliability of the company’s field operations but did impact certain business operations and services. The cybersecurity incident did not have a material impact on the company’s 2023 financial results.
•	Co-ownership agreement with North Atlantic. In the first quarter of 2023, Suncor entered into a co-ownership agreement with North Atlantic to combine retail fuel networks. The combined network has 110 sites and will include the rebranding of a number of North Atlantic’s sites to the Petro-Canada™ brand.
•	Petro-Canada™ and Canadian Tire Corporation partnership. In the second quarter of 2023, Petro-Canada™ and Canadian Tire Corporation announced a new partnership that will result in the rebranding of over 200 of Canadian Tire Corporation’s retail fuel network sites to the Petro-Canada™ brand, as well as the partnering of the two brand’s loyalty programs. Suncor will also become the primary fuel provider for Canadian Tire Corporation’s retail fuel network.
•	Workforce reductions. During the second half of 2023, Suncor completed workforce reductions of approximately 1,500 employees.
•	Terra Nova returns to production. In the fourth quarter of 2023, the Terra Nova Floating, Production, Storage and Offloading (FPSO) vessel safely restarted production.
•	Dividend increase. In the fourth quarter of 2023, the Board approved a quarterly dividend of $0.545 per share, an increase of approximately 5% over the prior quarter dividend.
•	Acquired remaining interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd. (TotalEnergies Canada), which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills. The effective date of the transaction was April 1, 2023.
•	Issuance of senior notes. During the fourth quarter of 2023, Suncor issued $1.0 billion aggregate principal amount of 5.60% senior unsecured medium term notes and $500 million

6   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

aggregate principal amount of 5.40% senior unsecured medium term notes, due on November 17, 2025, and November 17, 2026, respectively, to finance the acquisition of TotalEnergies Canada.

2024

•	Share repurchase program. In 2024, Suncor repurchased approximately 55.6 million of its common shares, or the equivalent of 4.3% of its issued and outstanding common shares as at December 31, 2023 at an average price of $52.33 per common share, pursuant to its NCIB, which expired on February 25, 2025. Suncor has renewed its NCIB as at February February 26, 2025. The renewed NCIB will commence on March 3, 2025 and expire March 2, 2026, and permits the company to purchase up to 10% of Suncor’s public float as at February 18, 2025.
•	New cogeneration facility begins operating. In the fourth quarter of 2024, the company began operating an 800 MW cogeneration facility to replace the coke-fired boilers at Oil Sands Base Plant, which provides the steam generation required for extraction and upgrading activities at a lower cost. The cogeneration facility also generates lower-carbon-intensive power for Alberta’s power grid.
•	Executed debt tender offer. In the third quarter of 2024, the company completed a debt tender offer and repurchased $1.1 billion aggregate principal amount of certain series of the company’s outstanding notes, capturing significant economic value and reducing future interest obligations.

•	Dividend increase. In the fourth quarter of 2024, the Board approved a quarterly dividend of $0.57 per share, an increase of approximately 5% over the prior quarter dividend.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   7

Narrative Description of Suncor’s Businesses

Suncor has classified its operations into the following segments: Oil Sands, Exploration & Production, Refining & Marketing (R&M), and Corporate & Eliminations.

Oil Sands

Suncor’s Oil Sands segment produces bitumen from mining operations at Base Plant, Syncrude, and Fort Hills and In Situ operations at Firebag and MacKay River, located in the Athabasca oil sands of northeast Alberta. Suncor has integrated upgrading facilities at Base Plant and Syncrude, where bitumen is either upgraded into synthetic crude oil (SCO) or blended with diluent for refinery feedstock or direct sale to market.

Regional Integration

The Oil Sands segment is regionally integrated giving it the ability to transport bitumen and intermediate production between assets in the region. Base Plant acts as the hub with both Fort Hills and In Situ having the ability to transport production directly to Base Plant. Syncrude’s Mildred Lake site is connected to Base Plant by the bi-lateral interconnecting pipelines. This integration allows Suncor to move production within the region to maximize value through upgrading and to minimize maintenance impacts.

Oil Sands Production

Production Summary (mbbls/d)	2024	2023
Oil Sands Bitumen Production
Oil Sands Base	261.9	250.2
Fort Hills(1)	168.0	106.4
Syncrude	211.0	212.1
In Situ
Firebag	233.8	217.4
MacKay River	32.3	33.7
Total Oil Sands Bitumen Production	907.0	819.8
Upgraded – Net SCO and Diesel Production
Oil Sands Operations(2)	345.8	314.9
Syncrude	198.4	190.9
Inter-asset transfer and consumption	(28.1)	(18.8)
Upgraded – net SCO and diesel production	516.1	487.0
Non-Upgraded Bitumen Production
Oil Sands Operations(2)	141.8	123.4
Fort Hills(1)	168.0	106.4
Syncrude	1.1	1.7
Inter-asset transfer and consumption	(53.2)	(28.9)
Non-Upgraded Bitumen	257.7	202.6
Total Oil Sands Production Volumes	773.8	689.6
(1)	In the first quarter of 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills, and in the fourth quarter of 2023 completed the acquisition of the remaining 31.23% working interest.
(2)	Oil Sands operations consists of: Oil Sands Base operations and In Situ operations.

8   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Mining Operations

Suncor has two wholly owned mining operations, Oil Sands Base and Fort Hills, and owns a 58.74% interest in the Syncrude joint operation, all of which are open-pit mining operations. Suncor has been the operator of the Syncrude joint operation since September 30, 2021.

Oil Sands Base Mining

Bitumen at Oil Sands Base is mined from the Millennium area, which began production in 2001, and the North Steepbank area, which began production in 2011. Shovels are used to excavate oil sands bitumen ore, which is trucked to primary extraction, from there a slurry of hot water, sand and bitumen is delivered via a pipeline to the extraction plants. Naphtha is added to the bitumen froth, which is then centrifuged to separate impurities, minerals and coarse tailings.

Fort Hills Mining

Fort Hills mine, comprising leases on the east side of the Athabasca River, is north of Oil Sands Base operations. Fort Hills achieved first production in early 2018. Fort Hills operations are substantially similar to those of Suncor’s Oil Sands Base mining and extraction assets, however, Fort Hills uses a paraffinic froth treatment process to produce a marketable bitumen product that is partially decarbonized, resulting in a higher-quality bitumen requiring less diluent and eliminating the need for on-site upgrading facilities. In 2025, Fort Hills will be in the third year of its three-year mine improvement plan.

Syncrude Mining

Syncrude mining and extraction operations are similar to those at Oil Sands Base. Syncrude began producing in 1978 and is located north and east of Oil Sands Base operation. It includes mining operations at Mildred Lake and Aurora North. Syncrude is progressing the Mildred Lake West Extension (MLX-W) project, which is expected to sustain bitumen production levels at the Mildred Lake site after resource depletion at the Mildred North Mine using existing mining and extraction facilities. First oil from MLX-W is expected in 2025. The Mildred Lake East Extension (MLX-E) program is expected to follow the MLX-W development if economic conditions remain suitable.

Other Mining Leases

Suncor directly owns interests in several other mineable oil sands leases, including Base Mine Extension (100%) and Audet (100%). Suncor undertakes exploratory drilling programs on such leases from time to time as part of its bitumen supply strategy. Suncor indirectly owns interests in other mineable oil sands leases, including Lease 29, Lease 30 and Lease 31, through the company’s interest in Syncrude.

New Technology

Suncor continues to progress the phased implementation of Autonomous Haulage Systems (AHS) at its mines to lower costs, and improve productivity and safety performance. AHS has been deployed at Oil Sands Base mine for ore delivery with plans to deploy in overburden next and is expected to be deployed at Syncrude in 2026 and Fort Hills in 2028.

In 2024, the Mine Connect Digital Tool was implemented in the company’s mining operations to improve fleet productivity by providing access to real time equipment performance data. The tool allows teams to rapidly identify and execute on performance opportunities and leverage learnings between locations.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   9

In Situ Operations

Suncor’s In Situ operations include bitumen production from Firebag and MacKay River, as well as supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ operations use SAGD technology for producing bitumen from oil sands deposits that are too deep to be mined. Once Through Steam Generators (OTSGs) and cogeneration units are used to generate steam and electricity for operations and are fueled by both purchased natural gas and produced natural gas recovered at central processing facilities. Excess electricity generation is sold to the Alberta power grid or is used at Oil Sands Base facilities.

Firebag

Production from Firebag commenced in 2004. The Firebag complex has central processing facilities with a nameplate capacity of 215 mbbls/d of bitumen. Firebag includes 26 well pads in operation, with 329 SAGD well pairs and 53 infill wells either producing or on initial steam injection as of December 31, 2024. Central processing facilities have been designed to provide some flexibility as to which well pads supply bitumen. Steam generated at the various facilities can be used at multiple well pads.

MacKay River

Production from MacKay River commenced in 2002. The MacKay River central processing facilities have a bitumen processing capacity of 38 mbbls/d. MacKay River includes ten well pads with 125 well pairs either producing or on initial steam injection as of December 31, 2024. A third party owns the on-site cogeneration unit, which Suncor operates. There are also four OTSGs at the site for additional steam generation.

New Technology

Expanding Solvent SAGD (ES-SAGD) is an enhancement of SAGD technology that accelerates bitumen production, reduces the steam-to-oil ratio and lowers GHG emissions intensity. The technology is expected to be ready for deployment in Suncor's In-Situ projects by 2028.

The Enhanced Bitumen Recovery Technology (EBRT) process involves the replacement of steam with a hydrocarbon solvent to reduce steam requirements. The combined solvent and thermal effect has potential for improvement relative to SAGD.

Other In Situ Leases

Suncor holds a large portfolio of In Situ lands in proximity to Fort McMurray. Suncor holds a 100% working interest in Lewis and Gregoire, a 100% working interest in Firebag South, a 77.78% working interest in OSLO, a 75% working interest in Meadow Creek, and interests varying from 25% to 50% in Chard. Lewis has received regulatory approval for future production. The portfolio is well positioned to leverage Suncor’s existing asset base and is currently being evaluated as part of Suncor’s integrated bitumen supply strategy.

Upgrading Facilities

Base Plant

Base Plant upgrades bitumen to SCO with two upgraders with a combined nameplate capacity of 350 mbbls/d of SCO. Suncor’s secondary upgrading facilities consist of three hydrogen plants, three naphtha hydrotreaters, two gas oil hydrotreaters, one diesel hydrotreater and one kerosene hydrotreater. The SCO is either sold as sour SCO or upgraded further into sweet SCO by removing sulphur and nitrogen using a hydrotreating process. Upgrading processes also produce ultra-low sulphur diesel fuel and other byproducts. In 2024 the Upgrader 1 coke drum replacement project was progressed. The replacement of eight coke drums, ancillary systems, and foundation repairs to extend the life of the Upgrader 1 facility by an expected 30 years, and reduce future operating and capital cost requirements, is planned to be completed in 2025.

10   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Syncrude

Upgrading technologies at Syncrude are similar to those used at Oil Sands Base, with the exception that Syncrude uses a fluid coking process that involves the continuous thermal cracking of the heaviest hydrocarbons. Upgrader nameplate capacity is 206 mbbls/d of SCO net to Suncor. At Mildred Lake, electricity is provided by a utility plant fueled by natural gas and rich fuel gas from upgrading operations. At Aurora North, Syncrude operates two cogeneration units that provide heat and electricity. Syncrude primarily produces a sweet SCO product, and each individual Syncrude owner is responsible for marketing its share of production.

Power Generation

In the fourth quarter of 2024, Suncor began operating an 800 MW cogeneration facility, that replaces the coke-fired boilers at Oil Sands Base. The facility provides the steam generation required for extraction and upgrading activities at a lower cost and is expected to lower the GHG emissions intensity associated with steam production at Oil Sands Base. In addition, the facility will produce excess electricity that will be transmitted to Alberta’s power grid.

Suncor also has cogeneration units at Firebag, Fort Hills and Syncrude which produce excess electricity that can be sold to the Alberta power grid.

Sales of Principal Products

Primary markets for SCO and bitumen production from Suncor’s Oil Sands segment include refining operations in Alberta, Ontario, Quebec, the U.S. Midwest and the U.S. Rocky Mountain region, and markets on the U.S. Gulf Coast, U.S. West Coast and Asia. Diesel production from upgrading operations is sold primarily in Western Canada and the U.S.

	2024		2023
Sales Volumes and Operating Revenues - Principal Products	mbbls/d	% Operating Revenues	mbbls/d	% Operating Revenues
SCO and diesel	513.2	65	486.6	72
Bitumen	260.8	34	199.4	27
Byproducts and other operating revenues(1)	n/a	1	n/a	1
	774.0		686.0
(1)	Operating revenues include revenues associated with excess electricity from cogeneration units.

Distribution of Products

Production from Suncor’s Oil Sands segment is gathered into facilities at the Enbridge Athabasca Terminal or the East Tank Farm. Production from Syncrude is moved to market via the Pembina Alberta Oil Sands Pipeline.

Product moves from the Athabasca Terminal in the following ways:

•

To Edmonton, via the Oil Sands pipeline where the product is processed in Suncor’s Edmonton refinery, sold to other local refiners or transferred on the Enbridge Mainline or the Trans Mountain Pipeline system.

•	To Hardisty, Alberta, on the Enbridge Athabasca Pipeline or the Enbridge Wood Buffalo Pipeline and the Enbridge Wood Buffalo Pipeline Extension.
•	To Edmonton via the Enbridge Waupisoo Pipeline, originating at Cheecham.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   11

From Edmonton and Hardisty, where Suncor owns storage capacity and has additional capacity under contract, there are various options for delivering SCO and bitumen to customers:

•

To Suncor’s Commerce City refinery via the Express and Platte pipelines, and via the mainline from Rose Rock’s Platteville Terminal. Suncor owns and operates the Rocky Mountain Pipeline which originates from Guernsey, Wyoming.

•	To Suncor’s Sarnia refinery on the Enbridge Mainline and to Suncor’s Montreal refinery from Sarnia on Enbridge’s Line 9.
•	To most major refining hubs via the Enbridge Mainline, Express/Platte, Keystone and Flanagan South pipeline systems.
•	To U.S. Puget Sound refineries and to global markets via the Trans Mountain Pipeline, as well as by rail.

Exploration and Production

Suncor’s E&P segment consists of offshore operations off the east coast of Canada and onshore assets in Libya and Syria.

E&P Canada – Assets and Operations

Based in St. John’s, Newfoundland and Labrador, this business includes interests in four producing fields and future developments and extensions. Suncor is the only company in this region with interests in every field currently in production.

E&P Canada Production

Crude Oil Prodcution (mbbls/d)	2024	2023
Terra Nova	11.4	0.6
Hibernia and Hibernia Southern Expansion	14.2	13.8
White Rose and White Rose Extension	0.0	5.2
Hebron	24.1	24.8
Total	49.7	44.4

Terra Nova

Suncor holds a 48% working interest in the Terra Nova oilfield. Terra Nova, which is approximately 350 kilometres southeast of St. John’s, was discovered in 1984 and was the second oilfield to be developed offshore Newfoundland and Labrador. Operated by Suncor, the production system uses an FPSO vessel that is moored on location. The Terra Nova oilfield is divided into three distinct areas: the Graben, the East Flank and the Far East. Production from Terra Nova began in January 2002.

Production at Terra Nova re-started in the fourth quarter of 2023 following the completion of the Terra Nova Asset Life Extension Project (ALE) which is expected to extend the production life of the Terra Nova field by approximately 10 years. The asset was offline since 2019 as the ALE was completed.

Hibernia and the Hibernia Southern Extension Unit

Suncor holds a non-operated interest in Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit). The Hibernia oilfield, encompassing the Hibernia and Ben Nevis Avalon reservoirs, is approximately 315 kilometres southeast of St. John’s and was the first field to be developed in the Jeanne d’Arc Basin. Operated by Hibernia Management and Development Company Ltd., the production system is a fixed gravity-based structure that sits on the ocean floor. Hibernia commenced production in November 1997.

12   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

White Rose and the White Rose Extensions

White Rose is approximately 350 kilometres southeast of St. John’s. Operated by Cenovus Energy Inc., White Rose uses the SeaRose FPSO vessel. Production from White Rose began in November 2005. The White Rose Extensions include the North Amethyst, South White Rose Extension, and West White Rose satellite fields (the Extensions). First oil was achieved at North Amethyst in May 2010 and at the South White Rose Extension in June 2015. Suncor’s working interest is 40% in the White Rose Field, and 38.6% in the Extensions.

Development of the West White Rose field has been divided into two stages. The first stage achieved first oil in September 2011 and the second stage, the West White Rose Project, was sanctioned in 2017. Production from the West White Rose Project is expected to commence in 2026.

White Rose was taken offline late in the fourth quarter of 2023 for the SeaRose FPSO Asset Life Extension Project and did not produce in 2024 while the FPSO was in dry dock. Production at White Rose is expected to restart in 2025.

Hebron

Suncor holds a 21.034% interest in the Hebron oilfield, located approximately 340 kilometres southeast of St. John’s and operated by ExxonMobil. The development includes a concrete gravity-based structure that sits on the ocean floor and supports an integrated topsides deck used for production, drilling and accommodations. First oil was achieved in November 2017.

Other Assets

Suncor holds interests in 49 significant discovery licences.

Distribution of Products

Field production is transported by shuttle tanker from offshore installations and either delivered directly to customers or to the Newfoundland transshipment terminal in Placentia Bay, where it is subsequently loaded onto tankers for transport to markets in Eastern Canada, the U.S., Europe, Latin America and Asia. Suncor has a 14% ownership interest in the transshipment facility and is part of a group of companies that share the operation of marine transportation assets for East Coast Canada.

E&P International – Assets and Operations

International

Libya

In Libya, Suncor is a signatory to seven exploration and production sharing agreements (EPSAs) with the National Oil Corporation (NOC). Under the EPSAs, Suncor pays 100% of the exploration costs, 50% of the development costs and 12% of the operating costs. The development, operating and eligible exploration costs are recovered through a 12% share of production (Cost Recovery Oil). Any Cost Recovery Oil remaining after Suncor’s costs have been recovered is shared between Suncor and the NOC based on several factors. The EPSAs expire on December 31, 2032, but include an initial five-year extension through the end of 2037.

Since 2013, production and liftings in Libya have been intermittent due to ongoing political unrest, and the remaining value of Suncor’s assets in Libya was impaired in 2015. The timing of a return to normal operations in Libya remains uncertain due to continued political unrest.

The estimated cost of Suncor’s remaining exploration work program commitment at December 31, 2024, is US$359 million. Suncor declared force majeure for all exploration commitments in Libya effective December 14, 2014, and this declaration remains in effect.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   13

Syria

In December 2011, sanctions were imposed due to political unrest in Syria, and Suncor declared force majeure under its contractual obligations, suspending its operations in the country. The company ceased recording all production and revenue associated with its Syrian assets and the remaining value of the Suncor assets in Syria was impaired to zero in 2013.

Sales of Principal Products

Sales arrangements are made on a spot basis and incorporate pricing that is generally determined on a daily or monthly basis in relation to a specified market reference price. Suncor does not typically enter into long-term supply arrangements to sell its production from its E&P segment.

In Libya, crude oil is marketed by the NOC on behalf of Suncor.

Exploration and Production Sales Summary:

	2024		2023
Crude Oil Sales Volumes	mbbls/d	% Operating Revenues	mbbls/d	% Operating Revenues
E&P Canada	52.2	93	41.5	78
E&P International(1)	4.0	7	11.4	22
Total Exploration and Production	56.2	100	52.9	100
(1)	E&P International crude oil include production volumes for Libya on an economic basis.

Refining and Marketing

Suncor’s refining and marketing (R&M) segment consists of two primary operations: the Refining and Supply operations and the Sales and Marketing operations, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and byproducts.

Refining and Supply – Assets and Operations

Refinery Throughputs, Utilizations and Yields

The following tables summarize the crude feedstock, utilizations and production yield mix for Suncor’s refineries for the years ended December 31, 2024, and 2023.

Average Daily Crude Throughput	Montreal		Sarnia		Edmonton		Commerce City
(mbbls/d, except as noted)	2024	2023	2024	2023	2024	2023	2024	2023
Sweet SCO	28.1	25.7	35.7	31.3	60.8	60.6	—	—
Sour SCO	—	—	26.9	32.1	49.6	45.3	11.6	7.0
Diluted bitumen	27.6	25.1	—	—	42.9	32.6	11.8	9.4
Sweet conventional	70.5	70.4	3.1	—	—	—	65.4	46.3
Sour conventional	7.4	8.5	14.4	19.3	—	—	9.3	7.1
Total	133.6	129.7	80.1	82.7	153.3	138.5	98.1	69.8
Total Capacity	137	137	85	85	146	146	98	98
Utilization (%)	97	95	94	97	105	95	100	71

Refined Petroleum Production Yield Mix	Montreal		Sarnia		Edmonton		Commerce City
(%)	2024	2023	2024	2023	2024	2023	2024	2023
Gasoline	40	38	46	45	43	42	50	47
Distillates	42	39	37	41	52	53	33	34
Other	18	23	17	14	5	5	17	20

14   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Eastern North America

Montreal Refinery

The Montreal refinery has a flexible configuration that allows processing of sweet SCO from the company’s Oil Sands segment, WCS, conventional crude oil and intermediate feedstock. Crude oil for the refinery can be supplied through several channels, including via Enbridge’s Line 9 and the Portland-Montreal Pipeline, by marine transportation and by rail.

Production yield from the Montreal refinery includes gasoline, distillate, heavy fuel oil, solvents, asphalt and petrochemicals, which are distributed primarily across Quebec and Ontario. Refined products are delivered to distribution terminals and customers via the Trans-Northern Pipeline, truck, rail and marine vessel.

To meet the demands of Suncor’s marketing network in eastern North America, the company also purchases gasoline and distillate from other refiners. Suncor enters into reciprocal exchange arrangements with refiners in eastern North America, primarily for gasoline and distillate, as a means of minimizing transportation costs and balancing product availability. Specialty products, such as asphalt and petrochemicals, are also exported to customers in the U.S.

Sarnia Refinery

The Sarnia refinery processes both SCO from the company’s Oil Sands segment and conventional crude oil purchased from third parties on a spot basis or under contracts that can be terminated on short notice. Crude oil is supplied to the Sarnia refinery primarily via the Enbridge Mainline and Lakehead pipeline systems. Suncor procures conventional crude oil feedstock primarily from Western Canada and has the ability to supplement supply with purchases from the U.S.

Production yield from the Sarnia refinery includes gasoline, jet and diesel fuels, petrochemicals and asphalt, which are primarily distributed in Ontario. Refined products are delivered to distribution terminals in Ontario via the Sun-Canadian Pipeline or delivered to customers directly via marine vessel and rail. The Sarnia refinery also has limited access to pipelines delivering refined products into the U.S.

The Sarnia refinery also enters into reciprocal exchange arrangements for gasoline and distillate and exports specialty products to the U.S.

Other Facilities

Suncor operates Canada’s largest ethanol facility, the St. Clair ethanol plant in the Sarnia-Lambton region of Ontario. In 2024, the plant produced 402 million litres of ethanol (2023 –360 million litres).

Western North America

Edmonton Refinery

The Edmonton refinery has the capability to run a full slate of sweet, sour, and heavy feedstock sourced from Suncor’s Oil Sands segment and from other producers from the Wood Buffalo and Cold Lake regions of Alberta. Crude oil is supplied to the refinery via company owned and third party pipelines.

Production yield from the Edmonton refinery includes primarily gasoline, jet and diesel fuels and other light oils, which are delivered to distribution terminals across Western and Eastern Canada via the Alberta Products Pipeline, the Trans Mountain Pipeline and the Enbridge pipeline system, as well as via truck and rail.

The Edmonton refinery also enters into reciprocal agreements for gasoline and distillate.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   15

Commerce City Refinery

The Commerce City refinery processes primarily conventional crude oil and has the capacity to process sour SCO and diluted bitumen from Suncor’s Oil Sands operations. A majority of the crude feedstock is supplied from sources in the U.S., while the remainder is sourced from Suncor’s Oil Sands segment or is purchased from other Canadian sources. Crude oil purchase contracts have terms ranging from month-to-month to multi-year. Crude oil is supplied to the Commerce City refinery primarily by pipeline, with the remainder transported via truck.

Production yield from the Commerce City refinery includes primarily gasoline, jet and diesel fuels and paving grade asphalt. The majority of the refined products are sold to commercial and wholesale customers in Colorado and Wyoming, and to a retail network in Colorado and Wyoming. Refined products are distributed by truck, rail and pipeline.

Other Facilities

Suncor imports and exports finished products through its Burrard distribution terminal located on the west coast of British Columbia. The Burrard distribution terminal has total export capacity of 40 mbbls/d and supports the supply and demand balance in the Vancouver area.

Distribution Terminals and Pipelines

Suncor owns and operates 13 major refined product terminals across Canada (including terminals adjacent to refineries) and three product terminals in Colorado. Combined with access to facilities under long-term contractual arrangements with other parties, Suncor’s North American assets are sufficient to meet the R&M segment’s current storage and distribution needs.

As at December 31, 2024, Suncor’s ownership interests in certain pipelines were as follows:

Pipeline	Ownership	Type	Origin	Destinations
Portland-Montreal Pipeline	100.00%	Crude oil	Portland, Maine	Montreal, Quebec
Trans-Northern Pipeline	33.30%	Refined product	Montreal, Quebec	Ontario – Ottawa, Toronto & Oakville
Sun-Canadian Pipeline	55.00%	Refined product	Sarnia, Ontario	Ontario – Toronto, London & Hamilton
Alberta Products Pipeline	35.00%	Refined product	Edmonton, Alberta	Calgary, Alberta
Rocky Mountain Crude Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Denver, Colorado
Centennial Pipeline	100.00%	Crude oil	Guernsey, Wyoming	Cheyenne, Wyoming
Oil Sands Pipeline	100.00%	Crude oil	Fort McMurray, Alberta	Edmonton, Alberta

Sales and Marketing– Assets and Operations

Suncor’s retail service station network operates nationally in Canada primarily under the Petro-Canada™ brand. This network consists of 1,638 outlets across Canada, of which 765 locations are company-owned locations and 873 are branded dealers. Selected locations along the Trans-Canada Highway are part of Canada’s Electric Highway™, a network of fast-charging electric vehicle stations. Suncor’s Canadian retail network averaged approximately 4.2 million litres per site of gasoline sales in 2024 (2023 – 4.2 million litres).

16   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Suncor’s Colorado retail network consists of 44 owned or leased Shell™, Exxon™ or Mobil™ branded outlets. Suncor also has product supply agreements with 89 Shell-branded sites in both Colorado and Wyoming, and with 83 Exxon and Mobil-branded sites in Colorado.

Marketing activities from the retail network also generate revenues from convenience store sales and car washes.

In 2024 Suncor continued the enhancement of high-grading our retail network through enhancing quick serve restaurant offerings, with the goal of maintaining our industry leading brand position and growing margin. It is the company’s intention to continue this strategy in 2025.

Petro-Canada™ and Canadian Tire Corporation launched a new partnership in 2023 and in 2024 commenced the rebranding of over 200 of Canadian Tire Corporation’s retail fuel network sites to the Petro-Canada™ brand and partnered the two brand’s loyalty programs. Suncor has also become the primary fuel provider for Canadian Tire Corporation’s retail fuel network. Site rebranding began in the third quarter of 2024, with 19 sites completed as of December 31, 2024.

Suncor’s wholesale operations sell refined products into farm, home heating, paving, small industrial, commercial and truck markets. Through its PETRO-PASS™ network, Suncor is a national marketer to the commercial road transport segment in Canada. Suncor also sells refined products directly to large industrial and commercial customers and independent marketers.

Retail and Wholesale Summary

Suncor’s retail network consists of the following branded outlets supplied with Suncor fuel. These outlets are comprised of Suncor owned or leased locations, as well as third-party sites branded and supplied with branded fuel through Suncor. The number of wholesale sites is shown in the table below.

	As at December 31
Locations	2024	2023
Retail Service Stations - Canada
Petro-Canada branded	1 637	1 584
Sunoco branded	1	1
	1 638	1 585
Retail Service Stations - U.S.
Shell-branded retail service stations - Colorado/Wyoming	124	135
Exxon-branded retail service stations - Colorado	65	54
Mobil-branded retail service stations - Colorado	27	24
	216	213
Wholesale Cardlock Sites - Canada
Petro-Canada-branded cardlock sites (PETRO-PASS)	320	323
(1)	Shell™ is a registered U.S. trademark of Shell Trademark Management B.V., and Exxon™ and Mobil™ are registered U.S. trademarks of Exxon Mobil Corporation.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   17

Refined Products Sales Volumes
	2024		2023
Sales Volumes	mbbls/d	% Operating Revenues	mbbls/d	% Operating Revenues
Gasoline (includes motor and aviation gasoline)
Eastern North America	118.6		112.2
Western North America	134.7		115.8
	253.3	43	228.0	42
Distillates (includes diesel and heating oils, and aviation jet fuels)
Eastern North America	116.3		104.3
Western North America	145.6		139.6
	261.9	48	243.9	49
Other (includes heavy fuel oil, asphalts, petrochemicals, other)
Eastern North America	52.7		51.9
Western North America	32.5		29.3
	85.2	9	81.2	9
Total Sales Volume	600.4		553.1

Sales volumes for specific products are moderately affected by seasonal cycles: gasoline sales are typically higher during the summer driving season; heating oil sales are typically higher during the winter season; diesel sales are typically higher during the drilling season at the beginning of the year in Western Canada and during agricultural planting and harvest seasons in early spring and late summer, respectively; and asphalt sales are typically higher during the summer construction paving period. Suncor has the flexibility to modify refinery inputs and outputs to match production yields with anticipated product demands. Suncor also has the flexibility to import and export refined products to optimize domestic seasonal cycles and to capture incremental margins from market dislocations.

Sales volumes can also be impacted when refineries undergo maintenance events. Suncor is able to mitigate this impact through its integrated facilities, inventory management and by purchasing refined products from third parties.

18   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Other Suncor Businesses

Energy Trading

Suncor’s Energy Trading business is organized around five main commodity groups – crude oil, transportation fuels, specialty products and feedstock, natural gas, and electricity – and has trading offices in Canada, the U.K. and the U.S. Energy Trading manages open price exposure along the Suncor value chain and provides commodity supply, transportation and storage services while optimizing price realizations for Suncor’s products. The company’s customers include mid to large sized commercial and industrial consumers, utility companies and energy producers.

The Energy Trading business supports the company’s Oil Sands and E&P production by optimizing price realizations, managing inventory levels and managing the impacts of external market factors, such as pipeline disruptions or outages at refining customers’ facilities. The Energy Trading business has entered into contractual arrangements for other midstream infrastructure, such as pipeline, storage capacity and rail access, to optimize delivery of existing and future growth production, while generating earnings on select trading strategies and opportunities.

The Energy Trading business supports the company’s Refining and Marketing business by optimizing the supply of crude oil and NGL feedstock to the company’s refineries, managing crude inventory levels around maintenance events, as well as managing external impacts, such as pipeline disruptions. Energy Trading also moves Suncor’s refinery production to market and ensures supply to Suncor’s branded retail and wholesale marketing channels. The business provides reliable natural gas supply to Suncor’s upstream and downstream operations and generates incremental revenue through trading and asset optimization.

Corporate and Eliminations

The Corporate and Eliminations segment includes activities not directly attributable to any other operating segment. Corporate activities include Suncor’s debt and borrowing costs, expenses not allocated to the company’s businesses, and investments in certain clean technologies.

Intersegment activity includes the sale of product between the company’s segments, primarily relating to crude refining feedstock sold from Oil Sands to R&M.

Suncor Employees

The following table shows the distribution of Suncor’s full- and part-time employees:

As at December 31	2024	2023
Oil Sands	9 702	9 590
Exploration and Production	213	215
Refining and Marketing	2 502	2 447
Corporate	2 593	2 654
Total	15 010	14 906

In addition to Suncor’s employees, the company also uses independent contractors and temporary workers to supply a range of services. As at December 31, 2024, Suncor had 484 contractors and temporary workers (2023 – 807 contractors and temporary workers).

Approximately 26% of the company’s employees are covered by collective agreements.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   19

ethics, social and environmental policies

Suncor has adopted several policies focused on ethics, social and environmental matters, which are reviewed regularly and accessible to employees and contractors. Additional workshops and training sessions are also conducted as warranted throughout the year.

Suncor’s standards for the ethical conduct of business are set forth in its Standards of Business Conduct Code (the Code). Topics addressed in the Code include: accounting and business controls, competition and trade; confidentiality; conflict of interest; equal opportunity and respect for people; improper payments; protection and proper use of corporate assets and opportunities; trading in shares and securities; and reports and communications. The Code is supported by a compliance program, under which every Suncor director, officer, employee and independent contractor is required to annually complete a training course and affirm their understanding of the requirements of the Code and provide confirmation of compliance since their last affirmation or confirmation that any instance of non-compliance has been resolved with the individual’s supervisor. Compliance is reported to Suncor’s Governance Committee of the Board of Directors.

Compliance with Suncor’s Supplier Code of Conduct is a requirement for all suppliers, contractors, consultants and other third parties with whom Suncor does business. It addresses topics such as safety, human rights, harassment, bribery and corruption, and confidential information, among others.

Suncor’s Human Rights Policy is intended to ensure that Suncor is not complicit in human rights abuses. The policy makes clear that the scope of Suncor’s human rights due diligence should include its own operations and, where it can influence its third-party business relationships, the operations of others.

Suncor’s Stakeholder Relations Policy and Indigenous Relations Policy set the foundation for a consistent approach to the company’s relationships, outline Suncor’s responsibilities and commitments, and guide Suncor’s business decisions on a day-to-day basis. The Stakeholder Relations Policy commits to developing and maintaining positive, meaningful relationships with our stakeholders by seeking to understand their interests, issues, needs and concerns and seeking to develop relationships that are based on transparency, mutual respect and trust. Suncor’s Indigenous Relations Policy commits to productive, long-term, and mutually beneficial relationships with Indigenous Peoples. The relationships we build and foster and the interactions we share are based on principles of honesty, respect, transparency, inclusion, and integrity.

The Environment, Health and Safety (EH&S) policy states that Suncor’s number one priority and core value is Safety Above All Else. The policy affirms Suncor’s commitments to a safe and healthy workplace for all through fostering a culture of safety and environmental responsibility while complying with all applicable EH&S and regulatory requirements to protect the environment and communities in which we operate. Our Operational Excellence Management System (OEMS) is the framework that enables us to meet our EH&S Policy commitments.

20   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

statement of reserves data and other oil and gas information

Date of Statement

The Statement of Reserves Data and Other Oil and Gas Information outlined below is dated February 26, 2025, with an effective date of December 31, 2024. Reserves evaluations have not been updated since the effective date and, therefore, do not reflect changes in the company’s reserves since that date. The preparation date of the Statement of Reserves Data and Other Oil and Gas Information outlined below is January 20, 2025.

Disclosure of Reserves Data

Suncor is subject to the reporting requirements of Canadian securities laws, including the reporting of reserves data in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101).

The reserves data included in this section of the AIF is based upon evaluations conducted by GLJ Ltd. (GLJ), contained in its report dated February 18, 2025 (the GLJ Report). GLJ is an independent qualified reserves evaluator as defined in NI 51-101.

The reserves data summarizes Suncor’s SCO, bitumen, light crude oil and medium crude oil (combined, including heavy crude oil) reserves and the net present values of future net revenues for these reserves using forecast prices and costs prior to provision for interest and general and administrative expense. All of Suncor’s reserves are located in Canada as at December 31, 2024.

Advisories – Reserves Data

Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and cost assumptions will be attained and variances could be material. There is no guarantee that the estimates for SCO, bitumen, light, medium and heavy crude oil reserves provided herein will be recovered. Actual SCO, bitumen, light, medium and heavy crude oil volumes recovered may be greater than or less than the estimates provided herein. Readers should review the Abbreviations and definitions and information contained in the notes in the following tables. For additional information, see the section entitled Risk Factors in the company’s annual 2024 MD&A, which section is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   21

Oil and Gas Reserves Tables and Notes

Summary of Oil and Gas Reserves(1)

as at December 31, 2024

(forecast prices and costs)(2)

	SCO(3)		Bitumen		Light Crude Oil & Medium Crude Oil(4)		Total
	(mmbbls)		(mmbbls)		(mmbbls)		(mmbbls)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing
Mining	1 488	1 309	1 014	916	-	-	2 503	2 225
In Situ	227	186	118	92	-	-	345	277
E&P Canada	-	-	-	-	73	60	73	60
Total Proved Developed Producing	1 715	1 495	1 133	1 008	73	60	2 921	2 562
Proved Developed Non-Producing
Mining	-	-	-	-	-	-	-	-
In Situ	-	-	15	13	-	-	15	13
E&P Canada	-	-	-	-	-	-	-	-
Total Proved Developed Non-Producing	-	-	15	13	-	-	15	13
Proved Undeveloped
Mining	277	240	-	-	-	-	277	240
In Situ	911	742	447	360	-	-	1 358	1 102
E&P Canada	-	-	-	-	60	53	60	53
Total Proved Undeveloped	1 188	982	447	360	60	53	1 694	1 395
Proved
Mining	1 766	1 549	1 014	916	-	-	2 780	2 465
In Situ	1 138	928	581	465	-	-	1 718	1 393
E&P Canada	-	-	-	-	133	112	133	112
Total Proved	2 903	2 477	1 595	1 381	133	112	4 631	3 970
Probable
Mining	431	358	383	315	-	-	813	673
In Situ	1 424	1 104	343	260	-	-	1 767	1 363
E&P Canada	-	-	-	-	103	79	103	79
Total Probable	1 855	1 461	725	575	103	79	2 684	2 116
Proved Plus Probable
Mining	2 197	1 906	1 397	1 231	-	-	3 593	3 138
In Situ	2 562	2 032	923	724	-	-	3 485	2 756
E&P Canada	-	-	-	-	236	191	236	191
Total Proved Plus Probable	4 759	3 938	2 320	1 956	236	191	7 315	6 085

Please see Notes (1) through (4) at the end of the reserves data section for important information about volumes in this table.

22   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Reconciliation of Gross Reserves(1)

as at December 31, 2024 (forecast prices and costs)(2)

	SCO(3)			Bitumen			Light Crude Oil & Medium Crude Oil(4)			Total
			Proved			Proved			Proved			Proved
			Plus			Plus			Plus			Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls	mmbbls
Mining
December 31, 2023	1 789	313	2 102	1 392	283	1 675	—	—	—	3 182	596	3 778
Extensions & Improved Recovery(5)	-	46	46	-	-	-	—	—	—	-	46	46
Technical Revisions(6)	123	72	194	(329)	100	(230)	—	—	—	(207)	171	(35)
Discoveries(7)	-	-	-	-	-	-	—	—	—	-	-	-
Acquisitions(8)	-	-	-	-	-	-	—	—	—	-	-	-
Dispositions(9)	-	-	-	-	-	-	—	—	—	-	-	-
Economic Factors(10)	-	-	-	-	-	-	—	—	—	-	-	-
Production(11)	(147)	—	(147)	(49)	—	(49)	—	—	—	(195)	—	(195)
December 31, 2024	1 766	431	2 197	1 014	383	1 397	-	-	-	2 780	813	3 593
In Situ
December 31, 2023	1 103	1 159	2 262	678	221	899	—	—	—	1 781	1 380	3 161
Extensions & Improved Recovery(5)	-	326	326	9	69	78	—	—	—	9	395	404
Technical Revisions(6)	75	(61)	14	(61)	52	(9)	—	—	—	14	(9)	6
Discoveries(7)	—	—	—	—	—	—	—	—	—	-	-	-
Acquisitions(8)	—	—	—	—	—	—	—	—	—	-	-	-
Dispositions(9)	—	—	—	—	—	—	—	—	—	-	-	-
Economic Factors(10)	—	—	—	—	—	—	—	—	—	-	-	-
Production(11)	(41)	—	(41)	(44)	—	(44)	—	—	—	(85)	—	(85)
December 31, 2024	1 138	1 424	2 562	581	343	923	-	-	-	1 718	1 767	3 485
E&P Canada
December 31, 2023	—	—	—	—	—	—	137	114	251	137	114	251
Extensions & Improved Recovery(5)	—	—	—	—	—	—	1	—	1	1	—	1
Technical Revisions(6)	—	—	—	—	—	—	13	(10)	2	13	(10)	2
Discoveries(7)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(8)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions(9)	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(10)	—	—	—	—	—	—	—	—	—	—	—	—
Production(11)	—	—	—	—	—	—	(18)	—	(18)	(18)	—	(18)
December 31, 2024	-	-	-	-	-	-	133	103	236	133	103	236
Total Canada
December 31, 2023	2 893	1 472	4 365	2 070	504	2 574	137	114	251	5 100	2 090	7 189
Extensions & Improved Recovery(5)	-	372	372	9	69	78	1	—	1	9	442	451
Technical Revisions(6)	198	11	209	(391)	152	(238)	13	(10)	2	(180)	153	(27)
Discoveries(7)	—	—	—	—	—	—	—	—	—	—	—	—
Acquisitions(8)	—	—	—	—	—	—	—	—	—	—	—	—
Dispositions(9)	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors(10)	—	—	—	—	—	—	—	—	—	—	—	—
Production(11)	(187)	—	(187)	(93)	—	(93)	(18)	—	(18)	(298)	—	(298)
December 31, 2024	2 903	1 855	4 759	1 595	725	2 320	133	103	236	4 631	2 684	7 315

Please see Notes (1) through (11) at the end of the reserves data section for important information about volumes in this table. Suncor’s resources in Libya and Syria are classified as contingent resources and are not disclosed above.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   23

Notes to Reserves Data Tables

as at December 31, 2024

(1)	Reserves data tables may not add due to rounding.
(2)	See the Notes to the Future Net Revenues tables for information on forecast prices and costs.
(3)	SCO reserves figures include the company’s diesel sales volumes.
(4)

Gross volumes of light crude oil and medium crude oil for E&P Canada includes immaterial quantities of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

(5)

Extensions & improved recovery are additions to the reserves resulting from stepout drilling, infill drilling and implementation of improved recovery schemes. Negative volumes, if any, for probable reserves result from the transfer of probable reserves to proved reserves. In Situ changes in 2024 were primarily the result of well pair length re-design in future MacKay River development and the addition of approved development lands to fill increased facility capacity at Firebag. Mining changes in 2024 were the result of the addition of lease 934 at Syncrude.

(6)

Technical revisions include changes in previous estimates resulting from new technical data or revised interpretations. Changes in 2024 are primarily due to new information obtained during the year, including drilling results and ongoing field performance. In 2024, Mining changes are primarily due to mine plan and geological risks updates. The bitumen negative proved revision primarily relates to risks reclassified to probable that did not impact Proved plus Probable, as well as increased upgrading volumes. In 2024, In Situ and E&P changes are primarily due to production performance updates.

(7)

Discoveries are additions to reserves in reservoirs where no reserves were previously booked as a result of the confirmation of the existence of an accumulation of a significant quantity of potentially recoverable petroleum.

(8)	Acquisitions are additions to reserves estimates as a result of purchasing interests in oil and gas properties. There were no acquisitions in 2024.
(9)	Dispositions are reductions in reserves estimates as a result of selling all or a portion of an interest in oil and gas properties. There were no dispositions in 2024.
(10)	Economic factors are changes due primarily to price forecasts, inflation rates or regulatory changes.
(11)	Production quantities may include estimated production for periods near the end of the year when actual sales quantities were not available at the time the reserves evaluations were conducted.

Definitions for Reserves Data Tables

In the tables set forth above and elsewhere in this AIF, the following definitions and other notes are applicable:

Gross means:

(a)	in relation to Suncor’s interest in production or reserves, Suncor’s working-interest share before deduction of royalties and without including any royalty interests of Suncor;
(b)	in relation to Suncor’s interest in wells, the total number of wells in which Suncor has an interest; and
(c)	in relation to Suncor’s interest in properties, the total area of properties in which Suncor has an interest.

Net means:

(a)	in relation to Suncor’s interest in production or reserves, Suncor’s working-interest share after deduction of royalty obligations, plus the company’s royalty interests in production or reserves;

24   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

(b)	in relation to Suncor’s interest in wells, the number of wells obtained by aggregating Suncor’s working interest in each of the company’s gross wells; and
(c)	in relation to Suncor’s interest in a property, the total area in which Suncor has an interest multiplied by the working interest owned by Suncor.

Reserves Categories

The reserves estimates presented are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. A summary of those definitions is set forth below.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analyses of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates:

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved and probable reserves categories may be divided into developed and undeveloped categories:

Developed reserves are those reserves that are expected to be recovered (i) from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production, or (ii) for mining assets, through installed extraction equipment and infrastructure that is operational at the time of the reserves estimate. The developed category may be subdivided into producing and non-producing.

(a)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(b)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production but are shut in, and the date of resumption of production is unknown.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved or probable) to which they are assigned.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   25

Future Net Revenues Tables and Notes

Net Present Values of Future Net Revenues Before Income Taxes(1)

as at December 31, 2024

(forecast prices and costs)

	(in $ millions, discounted at % per year)					Unit Value(2)
	0%	5%	10%	15%	20%	($/bbl)
Proved Developed Producing
Mining	27 476	32 486	26 449	21 129	17 258	11.89
In Situ	11 865	10 457	9 301	8 363	7 597	33.52
E&P Canada	2 732	2 682	2 564	2 434	2 309	42.99
Total Proved Developed Producing	42 073	45 625	38 315	31 925	27 164	14.96
Proved Developed Non-Producing
Mining	—	—	—	—	—
In Situ	348	267	208	165	133	15.70
E&P Canada	—	—	—	—	—
Total Proved Developed Non-Producing	348	267	208	165	133	15.70
Proved Undeveloped
Mining	5 488	4 207	3 143	2 412	1 911	13.10
In Situ	48 797	24 894	13 928	8 417	5 411	12.64
E&P Canada	1 720	1 514	1 281	1 062	868	24.37
Total Proved Undeveloped	56 005	30 615	18 351	11 891	8 190	13.16
Proved
Mining	32 964	36 694	29 592	23 541	19 170	12.01
In Situ	61 009	35 618	23 437	16 945	13 140	16.83
E&P Canada	4 452	4 196	3 846	3 496	3 177	34.27
Total Proved	98 426	76 507	56 874	43 981	35 487	14.33
Probable
Mining	19 985	12 030	7 221	4 785	3 473	10.73
In Situ	103 740	29 304	11 523	6 079	3 956	8.45
E&P Canada	6 077	4 686	3 658	2 909	2 358	46.21
Total Probable	129 801	46 020	22 401	13 773	9 787	10.59
Proved Plus Probable
Mining	52 950	48 723	36 813	28 326	22 643	11.73
In Situ	164 749	64 922	34 960	23 024	17 096	12.68
E&P Canada	10 528	8 882	7 503	6 404	5 535	39.21
Total Proved Plus Probable	228 227	122 527	79 276	57 754	45 274	13.03

Please see the Notes at the end of the Future Net Revenues Tables.

26   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Net Present Values of Future Net Revenues After Income Taxes(1)

as at December 31, 2024

(forecast prices and costs)

(in $ millions, discounted at % per year)
	0%	5%	10%	15%	20%
Proved Developed Producing
Mining	17 112	24 957	20 706	16 564	13 503
In Situ	9 294	8 179	7 258	6 510	5 901
E&P Canada	2 338	2 297	2 189	2 070	1 957
Total Proved Developed Producing	28 744	35 432	30 153	25 144	21 361
Proved Developed Non-Producing
Mining	—	—	—	—	—
In Situ	260	200	156	123	99
E&P Canada	—	—	—	—	—
Total Proved Developed Non-Producing	260	200	156	123	99
Proved Undeveloped
Mining	3 968	3 059	2 248	1 695	1 322
In Situ	37 343	18 780	10 352	6 162	3 896
E&P Canada	1 111	1 005	853	699	558
Total Proved Undeveloped	42 422	22 844	13 454	8 556	5 776
Proved
Mining	21 080	28 016	22 955	18 259	14 825
In Situ	46 897	27 158	17 766	12 795	9 896
E&P Canada	3 449	3 302	3 043	2 769	2 515
Total Proved	71 426	58 476	43 763	33 823	27 236
Probable
Mining	15 399	9 374	5 501	3 561	2 537
In Situ	79 758	22 371	8 796	4 657	3 039
E&P Canada	4 635	3 566	2 767	2 187	1 762
Total Probable	99 792	35 311	17 064	10 405	7 338
Proved Plus Probable
Mining	36 479	37 390	28 455	21 820	17 362
In Situ	126 655	49 529	26 562	17 452	12 936
E&P Canada	8 085	6 868	5 810	4 956	4 276
Total Proved Plus Probable	171 219	93 787	60 828	44 228	34 575

Please see the Notes at the end of the Future Net Revenues Tables.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   27

Total Future Net Revenues(1)

as at December 31, 2024

(forecast prices and costs)

(in $ millions, undiscounted)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenues Before Deducting Future Income Tax Expenses	Future Income Tax Expenses	Future Net Revenues After Deducting Future Income Tax Expenses
Proved Developed Producing
Mining	254 356	28 571	125 484	30 625	42 199	27 476	10 365	17 112
In Situ	32 527	5 844	10 732	3 136	950	11 865	2 571	9 294
E&P Canada	8 143	1 508	2 092	149	1 661	2 732	393	2 338
Total Proved Developed Producing	295 025	35 923	138 309	33 910	44 810	42 073	13 329	28 744
Proved Developed Non-Producing
Mining	—	—	—	—	—	—	—	—
In Situ	1 069	152	474	54	41	348	88	260
E&P Canada	—	—	—	—	—	—	—	—
Total Proved Developed Non-Producing	1 069	152	474	54	41	348	88	260
Proved Undeveloped
Mining	32 257	4 367	16 121	4 641	1 640	5 488	1 520	3 968
In Situ	154 740	27 927	53 112	23 235	1 670	48 797	11 454	37 343
E&P Canada	7 053	844	1 653	1 515	1 321	1 720	609	1 111
Total Proved Undeveloped	194 050	33 138	70 886	29 392	4 630	56 005	13 583	42 422
Proved
Mining	286 613	32 937	141 606	35 267	43 839	32 964	11 884	21 080
In Situ	188 336	33 924	64 318	26 425	2 661	61 009	14 112	46 897
E&P Canada	15 196	2 352	3 745	1 665	2 982	4 452	1 003	3 449
Total Proved	490 145	69 213	209 668	63 356	49 482	98 426	26 999	71 426
Probable
Mining	97 619	16 859	40 159	11 041	9 575	19 985	4 587	15 399
In Situ	281 304	59 903	81 284	34 298	2 080	103 740	23 981	79 758
E&P Canada	12 147	3 136	1 944	740	251	6 077	1 441	4 635
Total Probable	391 070	79 898	123 387	46 078	11 906	129 801	30 009	99 792
Proved Plus Probable
Mining	384 232	49 797	181 764	46 307	53 414	52 950	16 471	36 479
In Situ	469 640	93 826	145 602	60 723	4 741	164 749	38 094	126 655
E&P Canada	27 343	5 488	5 689	2 404	3 233	10 528	2 444	8 085
Total Proved Plus Probable	881 215	149 111	333 055	109 434	61 388	228 227	57 009	171 219

Please see the Notes at the end of the Future Net Revenues Tables.

28   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Future Net Revenues by Product Type(1)

as at December 31, 2024

(forecast prices and costs)

		Unit Value
(before income taxes, discounted at 10% per year)	$ millions	$/bbl(2)
Proved Developed Producing
SCO	24 634	16.48
Bitumen	11 117	11.03
Light Crude Oil & Medium Crude Oil(3)	2 564	42.99
Total Proved Developed Producing	38 315	14.96
Proved
SCO	38 606	15.59
Bitumen	14 423	10.45
Light Crude Oil & Medium Crude Oil(3)	3 846	34.27
Total Proved	56 874	14.33
Proved Plus Probable
SCO	54 779	13.91
Bitumen	16 994	8.69
Light Crude Oil & Medium Crude Oil(3)	7 503	39.21
Total Proved Plus Probable	79 276	13.03
(1)	Figures may not add due to rounding.
(2)	Unit values are net present values of future net revenues before deducting estimated cash income taxes payable, discounted at 10%, divided by net reserves.
(3)	Light crude oil and medium crude oil includes immaterial quantities of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   29

Notes to Future Net Revenues Tables

In Situ and Mining Future Net Revenues

Future net revenues for SCO include upgraded In Situ and Fort Hills bitumen volumes based on estimated available upgrading capacity and the company’s bitumen supply strategy. The future net revenues include SCO volumes and estimates for upgrader operating and capital costs. For net proved plus probable reserves, approximately 90% of Firebag bitumen production is expected to be upgraded to SCO by 2037 and 100% thereafter. Approximately 29% of Fort Hills bitumen production is expected to be upgraded to SCO.

Power sale revenues and the natural gas fuel expense associated with excess electricity generated from cogeneration facilities at Firebag, Fort Hills, Syncrude and Base Mine are included in future net revenues.

Forecast Prices and Costs

Crude oil, natural gas and other important benchmark reference pricing, as well as inflation and exchange rates utilized in the GLJ Report, were derived using averages of forecasts developed by GLJ (dated January 1, 2025), Sproule Associates Limited (dated December 31, 2024) and McDaniel & Associates Consultants Ltd. (dated January 1, 2025), all of whom are independent qualified reserves evaluators. Benchmark forecast prices have been adjusted for quality differentials and transportation costs applicable to the specific evaluation areas and products. The inflation rates utilized in cost forecasts were 0.0% in 2025 and 2.0% thereafter.

Carbon cost compliance for Canadian reserves is based on the Greenhouse Gas Pollution Pricing Act (Canada) which escalates from $95/tonne in 2025 to $170/tonne in 2030.

Prices Impacting Reserves Tables

Forecast	Brent North Sea(1)	WTI Cushing Oklahoma(2)	WCS Hardisty Alberta(3)	Light Sweet Edmonton Alberta(4)	Pentanes Plus Edmonton Alberta(5)	AECO Gas(6)	Exchange Rate
Year	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	US$/Cdn$
2025	75.58	71.58	82.69	94.79	100.14	2.36	0.7120
2026	78.51	74.48	84.27	97.04	100.72	3.33	0.7280
2027	79.89	75.81	83.81	97.37	100.24	3.48	0.7430
2028	81.82	77.66	85.70	99.80	102.73	3.69	0.7430
2029	83.46	79.22	87.46	101.79	104.79	3.76	0.7430
2030	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.7430
(1)	Price used when determining offshore light, medium and heavy crude oil reserves for E&P Canada.
(2)	Price used when determining portions of bitumen reserves presented as In Situ and Mining reserves that are sold at the U.S. Gulf Coast, as well as for determining portions of bitumen pricing for royalty calculation purposes.
(3)	Price used when determining portions of bitumen reserves presented as In Situ and Mining reserves that are sold in Canada, as well as for determining bitumen pricing for royalty calculation purposes.
(4)	Price used when determining SCO reserves presented as In Situ and Mining reserves.
(5)	Price used when determining the cost of diluent associated with bitumen reserves presented as In Situ and Mining reserves, as well as when accounting for diluent in determining bitumen pricing for royalty calculation purposes. A bitumen/diluent ratio of approximately two barrels of bitumen for one barrel of diluent was used for In Situ reserves and a ratio of approximately three barrels of bitumen for one barrel of diluent was used for Mining reserves.
(6)	Price used when determining natural gas input costs for production of SCO and bitumen reserves.

Disclosure of Net Present Values of Future Net Revenues After Income Taxes

Values presented in the table for Net Present Values of Future Net Revenues After Income Taxes reflect income tax burdens of assets at a business area or legal entity level based on tax pools associated with that business area or legal entity. Suncor’s actual corporate legal entity structure for income taxes and income tax planning has not been considered, and, therefore, the total value for income taxes presented in the total future net revenues table may not provide an estimate of the value at the corporate entity level, which may be significantly different. The 2024 audited Consolidated Financial Statements and the annual 2024 MD&A should be consulted for information on income taxes at the corporate entity level.

30   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Additional Information Relating to Reserves Data

Future Development Costs(1)

as at December 31, 2024

(forecast prices and costs)

($ millions)	2025	2026	2027	2028	2029	Remainder	Total	Discounted at 10%
Proved
Mining	3 074	2 828	2 577	2 653	2 385	21 749	35 267	19 505
In Situ	760	776	1 059	1 062	772	21 996	26 425	9 671
E&P Canada	607	225	132	159	155	387	1 665	1 292
Total Proved	4 441	3 828	3 768	3 875	3 312	44 132	63 356	30 468
Proved Plus Probable
Mining	3 323	3 154	2 900	2 982	2 681	31 268	46 307	22 596
In Situ	804	874	1 024	911	726	56 384	60 723	11 201
E&P Canada	720	353	254	283	236	559	2 404	1 814
Total Proved Plus Probable	4 847	4 380	4 178	4 176	3 644	88 210	109 434	35 611
(1)	Figures may not add due to rounding.

Management believes that internally generated cash flows, existing and future credit facilities and access to capital markets will be sufficient to fund future development costs. Failure to develop those reserves would have a negative impact on future cash flow provided by operating activities.

Interest expense or other costs of external funding are not included in the reserves and future net revenues estimates and could reduce future net revenues. Suncor does not anticipate the costs of funding would make development of any property uneconomic.

Abandonment and Reclamation Costs

The company completes an annual review of its consolidated abandonment and reclamation cost estimates. The estimates are limited to current disturbances and based on the anticipated method and extent of restoration, consistent with legal requirements and the possible future use of the site.

As at December 31, 2024, Suncor estimates its undiscounted, uninflated abandonment and reclamation costs for its upstream assets to be approximately $21.1 billion (discounted at 10%, approximately $4.9 billion). Suncor estimates that it will incur $1.6 billion of its identified abandonment and reclamation costs during the next three years.

The abandonment and reclamation costs for current and future disturbances of $61.4 billion (inflated and undiscounted) have been deducted from the net present values of the company’s proved and probable reserves.

Gross Proved and Probable Undeveloped Reserves

The tables below outline the gross proved and probable undeveloped reserves and represent undeveloped reserves additions resulting from acquisitions, discoveries, infill drilling, improved recovery and/or extensions in the year when the events first occurred.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   31

Gross Proved Undeveloped Reserves(1)

(forecast prices and costs)

	2022		2023		2024
	First Attributed	Total as at December 31, 2022	First Attributed	Total as at December 31, 2023	First Attributed	Total as at December 31, 2024
SCO (mmbbls)
Mining	—	273	—	281	—	277
In Situ	6	668	181	854	—	911
Total SCO	6	941	181	1 135	—	1 188
Bitumen (mmbbls)
Mining	—	26	—	14	—	—
In Situ	2	514	151	563	9	447
Total bitumen	2	540	151	577	9	447
Light crude oil & medium crude oil (mmbbls)
E&P Canada(2)	46	59	—	60	—	60
North Sea	1	1	—	—	—	—
Total light crude oil & medium crude oil	47	60	—	60	—	60
Total (mmbbls)	55	1 541	333	1 772	9	1 694
(1)	Figures may not add due to rounding.
(2)	Includes immaterial amounts of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

32   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Gross Probable Undeveloped Reserves(1)

(forecast prices and costs)

	2022		2023		2024
	First Attributed	Total as at December 31, 2022	First Attributed	Total as at December 31, 2023	First Attributed	Total as at December 31, 2024
SCO (mmbbls)
Mining	110	133	—	132	46	193
In Situ	—	1 249	42	1 085	326	1 342
Total SCO	110	1 382	42	1 217	373	1 534
Bitumen (mmbbls)
Mining	3	3	—	2	—	—
In Situ	—	175	7	133	69	277
Total bitumen	3	178	7	135	69	277
Light crude oil & medium crude oil (mmbbls)
E&P Canada(2)	15	76	1	77	0	72
North Sea	—	1	—	—	—	—
Total light crude oil & medium crude oil	15	77	—	77	0	72
Total (mmbbls)	129	1 638	49	1 428	442	1 884
(1)	Figures may not add due to rounding.
(2)	Includes immaterial amounts of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

Proved undeveloped and proved plus probable undeveloped reserves are attributed in accordance with COGE Handbook guidelines.

In Situ

Undeveloped In Situ reserves are related only to sustaining pads and well pairs required for current producing or sanctioned projects. Proved undeveloped reserves have been assigned to areas delineated with vertical wells on 80-acre well spacing with 3D seismic control or 40-acre spacing without 3D seismic control. Probable undeveloped areas are limited to areas delineated with vertical wells on 320-acre spacing with seismic control or 160-acre spacing without seismic control. Development of undeveloped In Situ reserves is an ongoing process and is a function of estimating excess processing capacity and production decline forecasts from existing In Situ wells. These forecasts align current production, and processing constraints (which, in the case of processing constraints, do not permit Suncor to develop all of its undeveloped In Situ reserves within two years), capital spending commitments and future development for the next 10 years, and are updated and approved annually. The production level increase in Firebag has resulted in additional probable undeveloped reserves.

Mining

Undeveloped Mining reserves relate to the Syncrude MLX-W and MLX-E mining areas, which received regulatory approval in 2019 and 2020, respectively and the Lease 934 extension to Aurora North. Construction activities at MLX-E were restarted in 2021 and will continue through 2025. MLX-W reserves will remain as undeveloped until certain capital projects are completed prior to first ore which is scheduled for 2025. Development of MLX-E requires the relocation of infrastructure and construction of a production haul road from the lease; project engineering commenced in 2022. MLX-E reserves will remain as undeveloped until its major components, such as infrastructure relocation and the production haul road, are completed. Further ore body delineation drilling will continue in 2025. Both MLX projects will utilize existing ore processing and extraction facilities at Syncrude’s Mildred Lake operation and are expected to sustain bitumen production levels at Mildred Lake after resource depletion at the Mildred North Mine. The Lease 934 extension will remain as undeveloped until regulatory approval of the amendment application. Lease 934 will extend bitumen production at the Aurora North Mine.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   33

E&P

Undeveloped conventional reserves are mainly associated with future drilling at Hebron, Hibernia and White Rose. Attribution of proved undeveloped and probable undeveloped reserves reflect, where applicable, the respective degrees of certainty with respect to various reservoir parameters, primarily drainage areas and recovery factors. In developing undeveloped conventional reserves, Suncor considers existing facility capacity, capital allocation plans, and remaining reserves availability.

Properties with no Attributed Reserves

The following table shows a summary of properties to which no reserves are attributed as at December 31, 2024. For lands in which Suncor holds interests in different formations under the same surface area pursuant to separate leases, the area has been counted for each lease.

Country	Gross Hectares	Net Hectares
Canada	1 730 126	877 958
Libya	3 117 800	1 422 900
Syria	345 194	345 194
Total	5 193 120	2 646 052

Suncor’s properties with no attributed reserves range from exploration properties in a preliminary phase of evaluation to discovery areas where tenure to the property is held indefinitely on the basis of hydrocarbon test results, but where economic development is not currently possible or has not yet been sanctioned. Certain properties may be in a relatively mature phase of evaluation, where a significant amount of appraisal or even development has occurred; however, reserves cannot be attributed due to one or more contingencies, such as project sanction, or, in the case of Libya and Syria, political unrest. In many cases where reserves are not attributed to lands containing one or more discovery wells, the key limiting factor is the lack of available production infrastructure. As part of the company’s ongoing process to review the economic viability of its properties, some properties are selected for further development activities, while others are temporarily deferred, sold, swapped or relinquished back to the mineral rights owner.

In 2025, Suncor’s rights to 248,499 net hectares in Canada are scheduled to expire. The lands expiring in 2025 include approximately 243,891 net hectares in East Coast Offshore, 2,816 net hectares in In Situ and 1,792 net hectares in Mining. Substantial portions of expiring lands may have their tenure continued beyond 2025 through the conduct of work programs and/or the payment of prescribed fees to the mineral rights owner.

Work Commitments

Suncor’s properties in Libya have no attributed reserves. Suncor has work commitments primarily for conducting seismic programs and drilling exploration wells, which is common in Libya. As at December 31, 2024, Suncor estimates that the value of the work commitment was US$359 million. Due to the political unrest in Libya, it is uncertain when the work commitments will be incurred.

34   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Oil and Gas Properties and Wells

The following table is a summary of the company’s oil and gas wells as at December 31, 2024.

	Oil Wells(1)				Natural Gas Wells(1)
	Producing		Non-producing(2)(3)		Producing		Non-producing(2)(3)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta – In Situ(4)	507.0	507.0	92.0	92.0	—	—	—	—
Newfoundland and Labrador	95.0	27.5	8.0	2.8	-	-	-	-
Other International(5)	-	-	422.0	212.6	-	-	6.0	6.0
Total	602.0	534.5	522.0	307.4	—	—	6.0	6.0
(1)	Alberta oil wells and Other International oil and gas wells are onshore, and Newfoundland and Labrador are offshore.
(2)	Non-producing wells include, but are not limited to, wells where there is no near-term plan for abandonment, wells where drilling has finished but the well has not been completed, wells requiring maintenance or workover where the resumption of production is not known, and wells that have been shut in and the date of resumption of production is not known with reasonable certainty.
(3)	Non-producing wells do not necessarily lead to classification of non-producing reserves.
(4)	SAGD well pairs and multilateral wells are each counted as one well.
(5)	Other International includes wells associated with the company’s operations in Syria and Libya.

Costs Incurred

The table below summarizes the company’s costs incurred related to its exploration and development activities for the year ended December 31, 2024.

($ millions)	Exploration Costs	Proved Property Acquisition Costs	Unproved Property Acquisition Costs	Development Costs	Total
Canada – Mining and In Situ	86	-	—	5 224	5 310
Canada – E&P Canada	3	—	—	907	910
Total Canada	89	-	—	6 131	6 220
Other International	4	—	—	—	4
Total	93	-	—	6 131	6 224

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   35

Exploration and Development Activities

The table below outlines the gross and net exploratory and development wells the company completed during the year ended December 31, 2024.

	Exploratory Wells(1)		Development Wells
Total Number of Wells Completed	Gross	Net	Gross	Net
Canada – Oil Sands
Oil	—	—	30.0	30.0
Service(2)	—	—	68.0	68.0
Stratigraphic test(3)	—	—	690.0	622.7
Total	—	—	788.0	720.7
Canada – E&P Canada
Oil	—	—	4.0	0.8
Service(2)			4.0	0.8
Total	—	—	8.0	1.6
Total Canada
Oil	—	—	34.0	30.8
Service	—	—	72.0	68.8
Stratigraphic test	—	—	690.0	622.7
Total	—	—	796.0	722.3
(1)	Exploratory wells for Oil Sands include activity related to technology pilot projects.
(2)	Service wells for Oil Sands include the injection well in a SAGD well pair, in addition to observation wells, disposal wells and hydrogeological monitoring wells if they have a license. Service wells for E&P Canada include water and gas injection wells, disposal wells and cuttings reinjection wells.
(3)	Stratigraphic test wells for Oil Sands include core hole drilling wells.

Significant exploration and development activities in 2024 included:

•

For Mining, at Oil Sands Base, asset sustainment activities, the continued development of tailings infrastructure and completion of a new cogeneration facility. At Fort Hills, construction of tailings infrastructure and mine advancement activities. At Syncrude, asset sustainment expenditures, scheduled turnaround, the ongoing development of MLX-W and further delineation of the Lease 29 asset.

•

For In Situ, the drilling of new well pairs, infill and sidetracked wells at Firebag and MacKay River are expected to assist in maintaining production levels in future years. Also included are stratigraphic test well and observation well drilling programs.

•	For E&P Canada, spending on the development work at the West White Rose Project and drilling activities at Hebron and Hibernia.

For significant exploration and development activities expected to occur in 2025 and beyond, refer to the Narrative Description of Suncor’s Businesses and Additional Information Relating to Reserves Data – Future Development Costs sections in this AIF.

36   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Production History(1)

2024	Q1	Q2	Q3	Q4	Year Ended
Canada - Oil Sands
Upgraded product (SCO and diesel) production (mbbls/d)
Oil Sands operations	374.6	321.6	329.5	357.6	345.8
Syncrude	197.9	166.7	213.7	214.9	198.4
Inter-asset transfers and consumption	(27.5)	(26.6)	(29.4)	(28.9)	(28.1)
Total upgraded production	545.0	461.7	513.8	543.6	516.1
Non-upgraded bitumen production (mbbls/d)
Oil Sands operations	120.3	136.9	128.5	180.9	141.8
Fort Hills	177.6	166.9	166.0	161.7	168.0
Syncrude	—	4.4	0.1	—	1.1
Inter-asset transfers and consumption	(57.9)	(53.9)	(32.4)	(68.7)	(53.2)
Total Oil Sands non-upgraded bitumen production	240.0	254.3	262.2	273.9	257.7
Total production (mbbls/d)	785.0	716.0	776.0	817.5	773.8

Netbacks(3)(4)
Non-upgraded bitumen ($/bbl)
Average price realized(2)	65.11	82.46	72.88	69.24	72.65
Royalties	(10.41)	(13.29)	(10.77)	(12.13)	(11.71)
Operating costs	(22.74)	(19.94)	(22.93)	(19.65)	(21.22)
Netback	31.96	49.23	39.18	37.46	39.72

Upgraded - net SCO and diesel ($/bbl)
Average price realized(2)	90.97	106.49	100.57	95.28	97.91
Royalties	(11.19)	(16.25)	(14.32)	(12.58)	(13.45)
Operating costs	(34.49)	(39.28)	(33.39)	(35.31)	(35.48)
Netback	45.29	50.96	52.86	47.39	48.98

Average Oil Sands segment ($/bbl)
Average price realized(2)	83.24	97.48	91.36	86.32	89.41
Royalties	(10.96)	(15.14)	(13.14)	(12.43)	(12.87)
Operating costs	(30.98)	(32.02)	(29.91)	(29.92)	(30.68)
Netback	41.30	50.32	48.31	43.97	45.86

Exploration and Production - light crude oil & medium crude oil
Exploration and Production Canada (mbbls/d)	46.7	49.0	52.6	50.3	49.7
Total production volumes (mbbls/d)	46.7	49.0	52.6	50.3	49.7

Netbacks(3)(4)
Canada - light crude oil & medium crude oil ($/bbl)
Average price realized(2)	107.52	111.39	109.24	98.26	107.38
Royalties	(14.68)	(9.43)	(14.63)	(19.45)	(14.50)
Operating costs	(21.46)	(27.23)	(17.90)	(25.29)	(22.06)
Netback	71.38	74.73	76.71	53.52	70.82

(1)	Production and liftings in Libya were not material to Suncor, and therefore are not included.
(2)	Average price realized is net of transportation costs, and before royalties.
(3)	Netbacks are based on sales volumes.
(4)	Netback is a non-GAAP financial measure. See the Advisory – Forward-Looking Statements and Non-GAAP Financial Measures section of this AIF.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   37

The following table provides the production volumes(1) on a working-interest basis, before royalties for each of Suncor’s important fields for the year ended December 31, 2024.

	SCO	Bitumen	Light Crude Oil & Medium Crude Oil
	mbbls/d	mbbls/d	mbbls/d
Mining – Suncor	186.7	-	—
Mining – Syncrude	195.6	-	—
Mining – Fort Hills	33.5	126.5	—
Firebag	100.3	99.0	—
MacKay River	-	32.3	—
Hibernia	—	—	14.2
White Rose	—	—	—
Terra Nova	—	—	11.4
Hebron(2)	—	—	24.1
(1)	Volumes shown are actual volumes and may differ from the estimated volumes shown in the Reconciliation of Gross Reserves Table.
(2)	The majority of volumes shown for Hebron are heavy crude oil volumes, which is produced as a commingled blend of light, medium and heavy crude oil.

Production Estimates

The table below outlines the production estimates for 2025 that are included in the estimates of proved reserves and probable reserves as at December 31, 2024.

	SCO		Bitumen		Light Crude Oil & Medium Crude Oil		Total
	(mbbls/d)(1)		(mbbls/d)(1)		(mbbls/d)(1)(2)		(mbbls/d)(1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total(1)
Proved	445	389	280	239	55	47	780	674
Probable	33	28	27	21	5	4	66	53
Proved Plus Probable	478	417	308	260	60	51	846	728
(1)	Figures may not add due to rounding.
(2)	Includes immaterial quantities of heavy crude oil from Hebron, which produces a commingled blend of light, medium and heavy crude oil.

The following properties each account for approximately 20% or more of total estimated production for 2025.

Proved

•	From Millennium and North Steepbank: 193 mbbls/d of SCO.
•	From Fort Hills: 157 mbbls/d of SCO and bitumen (10 mbbls/d and 146 mbbls/d, respectively).
•	From Firebag: 191 mbbls/d of SCO and bitumen (84 mbbls/d and 107 mbbls/d, respectively).
•	From Syncrude: 158 mbbls/d of SCO and bitumen (157 mbbls/d and 1 mbbls/d, respectively).

Proved Plus Probable

•	From Millennium and North Steepbank: 205 mbbls/d of SCO.
•	From Fort Hills: 167 mbbls/d of SCO and bitumen (13 mbbls/d and 154 mbbls/d, respectively).
•	From Firebag: 207 mbbls/d of SCO and bitumen (86 mbbls/d and 121 mbbls/d, respectively).
•	From Syncrude: 174 mbbls/d of SCO and bitumen (173 mbbls/d and 1 mbbls/d, respectively).

38   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Forward Contracts

Suncor may use financial derivatives to manage its exposure to fluctuations in commodity prices. A description of Suncor’s use of such instruments is provided in the 2024 audited Consolidated Financial Statements and related annual 2024 MD&A.

Industry Conditions

The oil and natural gas industry is subject to extensive regulations imposed by legislation enacted by various levels of government and, with respect to the export and taxation of oil and natural gas, by agreements among the federal and provincial governments of Canada, as well as the governments of the U.S. and other foreign jurisdictions in which Suncor operates. All governments have the ability to change legislation, and the company is unable to predict what additional legislation or amendments to legislation may be enacted. Suncor may engage in government consultation regarding proposed legislative changes to ensure Suncor’s interests are recognized. The following discussion outlines some of the principal legislation, regulations and agreements that govern Suncor’s operations.

Royalties

Canada

The royalty regime is a significant factor in the profitability of crude oil, NGLs and natural gas production. Crown royalties are determined by governmental regulation or by agreement with governments in certain circumstances, which are subject to change as a result of numerous factors, including political considerations.

Oil sands projects are subject to the royalty framework issued by the Government of Alberta. Under the royalty framework, royalties for oil sands projects are based on a sliding-scale rate of 25% to 40% of net revenue (net revenue royalty or NRR), subject to a minimum royalty within a range of 1% to 9% of gross revenue (gross revenue royalty or GRR) depending on benchmark crude oil pricing. A royalty project remains subject to the minimum royalty (the pre-payout phase) until the project’s cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance (the post-payout phase). During the post-payout phase, the annual royalty paid to the province is the greater of the GRR and NRR.

In 2024, all oil sands projects were in the post-payout phase with the exception of Fort Hills which was in the pre-payout phase. Both Fort Hills and Base Mine (due to a carry-forward costs balance) were at GRR, while MacKay River, Firebag and Syncrude were at NRR.

Suncor’s East Coast projects are subject to royalty agreements and regulations issued by the Government of Newfoundland and Labrador. The current East Coast royalty regime has a tiered rate structure ranging from a minimum of 1% of gross revenue to a maximum of 42.5% of net revenue, based upon profitability levels. An East Coast project is subject to the minimum royalty (the pre-payout phase) until the project’s cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance (the post-payout phase).

As of December 31, 2024, all producing E&P assets were in the post-payout phase, with Hebron reaching post-payout in the third quarter of 2024. Both Terra Nova and White Rose, due to a carry-forward costs balance, were calculated at Gross royalty, while Hebron and Hibernia were calculated at Net royalty.

Other Jurisdictions

For operations in Libya, all government interests, except for income taxes, are presented as royalties and are determined pursuant to EPSAs. The amounts calculated reflect the difference between Suncor’s working interest and the net revenue attributable to Suncor.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   39

Land Tenure

In Canada, crude oil and natural gas are predominantly owned by the respective provincial governments, which grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments.

Environmental Regulations

The company is subject to environmental regulations under a variety of Canadian, U.S. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Governments continue to revise and add new environmental regulations. It is not possible to accurately predict the nature of any future legislative requirements, nor the impacts of those regulatory changes on the company.

Climate Change and GHG Emissions

Suncor operates in many jurisdictions that regulate, or have proposed to regulate, GHG emissions. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. These estimates use the company’s outlook for the carbon price under current and pending GHG regulations, to test the company’s business strategy against a range of policy designs.

Environmental regulations and initiatives related to climate change and GHG emissions are described below.

Canadian Federal GHG and Fuel Regulations

The Canadian Net-Zero Emissions Accountability Act (CNZEAA) legislates Canada’s commitment to achieve net-zero greenhouse gas emissions by 2050 and requires the federal government to set national GHG emission reduction targets on a rolling five-year basis, ten years in advance, necessary to achieve net-zero emissions by 2050. Pursuant to the Paris Agreement, as part of the 2030 Emissions Reduction Plan (ERP), the Government of Canada set a goal to reduce GHG emissions economy-wide by 40% to 45% below 2005 levels by 2030. In December 2024, an updated national GHG emission reduction target of 45% to 50% below 2005 levels by 2035 was declared. In 2025, Canada will submit this target as its Nationally Determined Contribution (NDC) to the United Nations.

The Clean Fuel Regulations (CFR) became effective July 1, 2023, and require reductions in the carbon intensity of gasoline and diesel fuels supplied into Canada. Credits for the CFR are generated by blending fuels from renewable feedstocks reducing GHGs at fossil fuel facilities and facilitating fuel switching in transportation. For fossil fuel facility projects, credits cannot be earned from products exported from Canada. Additionally, guidance released in 2024 proposes a default ratio of 20% of crude oil that remains in Canada could be used to generate credits at upstream facilities.

The federal Clean Electricity Regulations (CER) were finalized in December 2024 and are designed to further reduce GHG emissions associated with electricity generation across Canada. The regulations impact individual provincial grids, including Alberta. As a result, Suncor’s cogeneration assets that have net exports to the Alberta grid will be regulated under the CER.

Under Development

In addition to existing federal GHG and fuel regulations, the federal government is developing the following climate-related regulations.

In November 2024, the federal government released a draft regulation (CG1) for the oil and gas sector GHG emissions cap that proposes to limit emissions through a cap-and-trade system. The emissions cap stringency will be 27% below 2026 emissions for the sector. Final regulations are planned to be released in 2025.

To incentivize investment in decarbonization, the federal government finalized details of an investment tax credit (ITC) for capital invested in carbon capture, utilization and storage (CCUS) in June 2024. The

40   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

ITC would apply to CCUS projects that permanently store captured CO2 (other than directly from ambient air), which includes dedicated geological storage. From 2022 to 2030, a 50% ITC for investment in equipment to capture CO2 is proposed for CCUS projects, and a 37.5% ITC for CCUS infrastructure, with both rates being halved starting in 2031. The incentive is expected to support CCUS project economics.

Provincial GHG and Fuel Regulations

The federal government requires all provinces and territories to have a carbon price, which was $80 per tonne of CO2e in 2024 and will increase by $15 per tonne of CO2e annually, rising to $170 per tonne of CO2e in 2030. Provinces and territories have the ability to customize their carbon pricing systems to maintain competitiveness and federal equivalency.

Alberta

The Technology Innovation and Emissions Reduction Regulation (TIER) is a provincial carbon pricing regulation for large industrial emitters and applies to Suncor’s industrial assets in Alberta. Facilities are required to reduce emissions intensity from their historical performance. Facilities that outperform their reduction targets can generate emission performance credits, while facilities that do not meet their emission intensity target can meet compliance obligations through: i) use of emissions performance credits that are generated by other regulated facilities; ii) use of Alberta-based emission offsets that are generated by projects that have reduced their GHG emissions; and/or iii) paying into the TIER fund. Currently, the company’s cogeneration facilities earn credits towards compliance as the electricity generated by these facilities is less GHG-intensive than the current electricity standard.

The TIER regulation is designed to maintain federal equivalency. The stringency on the benchmark tightening rate is 2% per year to 2030. Oil sands facilities have additional stringency increases of 2% in each of 2029 and 2030.

In April 2024, the Government of Alberta finalized the Alberta Carbon Capture Incentive Program (ACCIP) to support the development of CCUS in the province. The ACCIP offers a 12% grant on capital costs for certain CCUS projects, retroactive to January 1, 2022.

British Columbia

CleanBC’s Roadmap to 2030 establishes a series of actions to enable the province to achieve its 2030 emissions reduction target and eventually its net-zero target by 2050. The actions include: a commitment to increase the price on carbon to meet or exceed the federal benchmark; increased clean fuel and energy-efficiency requirements; a reduction of methane emissions from oil and gas by 75% by 2030 and the elimination of all industrial methane emissions by 2035; requirements for new large industrial facilities; and support for innovation in areas like low-carbon hydrogen and negative emissions technology.

Subsequently, BC has updated its low carbon fuel standard (BC-LCFS) to progressively raise the carbon intensity reduction target for gasoline and diesel from 20% to 30% by 2030. Additionally, a new carbon intensity reduction target of 10% by 2030 for jet fuel has been introduced.

Newfoundland and Labrador

Newfoundland and Labrador’s carbon pricing program is a hybrid system comprised of performance standards for large industrial facilities, plus a consumer carbon tax on transportation, building fuels and other fuels combusted in the province. Performance standards for large industrial facilities are legislated under the Management of Greenhouse Gas Act and associated regulations, which apply to Terra Nova, Hibernia, White Rose and Hebron.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   41

Ontario

Ontario’s Greenhouse Gas Emissions Performance Standards (EPS) applies to Suncor’s Sarnia refinery and St. Clair ethanol plant. The EPS requires facilities to pay the carbon price per tonne of CO2e of excess emissions units. The Ontario carbon price is aligned with the federal carbon price.

The Cleaner Transportation Fuels Regulation requires fuel suppliers to blend an increasing amount of renewable content in gasoline, to support the provincial government’s goal of reducing GHG emissions by 30% below 2005 levels by 2030.

Quebec

Quebec’s cap-and-trade system for GHG emissions applies to the Montreal refinery, the Montreal Sulphur Plant, and to distributed fuels. Emitters are required to either reduce their emissions or purchase eligible emissions allowances to cover their emissions beyond their allocated emission allowance. The GHG cap and maximum emission allowances are established by the province. Distributed fuels do not receive allocation and must cover 100% of their emission with emissions allowance.

The Regulation Respecting the Integration of Low-Carbon-Intensity Fuel Content into Gasoline and Diesel Fuel requires the integration of lower-carbon-intensity fuel content of 10% volume in gasoline and 3% in diesel in 2024, increasing to 15% in gasoline and 10% in diesel by 2030.

U.S. GHG Regulations

The U.S. Environmental Protection Agency (EPA) established a rule mandating that all large facilities report their GHG emissions, which is applicable to Suncor’s Commerce City Refinery.

The State of Colorado passed a suite of energy and climate-change-related legislation that includes setting statewide targets to reduce GHG emissions and transition of the electricity system to become renewable. The legislation requires several supporting regulations to be enacted.

The GHG Emissions and Energy Management for Manufacturing Phase 2 rule requires the Commerce City Refinery to reduce absolute facility emissions by 1.5% between 2024-2029 and 14% from 2030 and beyond compared to its facility GHG baseline emissions.

Land Use and Natural Resources Management Frameworks

Canadian Land Use and Natural Resources Management

Alberta Land Use and Water Management Regulatory Frameworks

The Lower Athabasca Regional Plan (LARP) addresses land use management in the Lower Athabasca region, which includes the area in which Suncor’s Oil Sands business is located. The management frameworks established under LARP to date include Surface Water Quality and Quantity, Groundwater, Air and Tailings. The regulatory frameworks required to enable the safe release of treated mine water are under development with both the provincial and federal governments. This framework is necessary to support Suncor’s reclamation and closure plans.

Air Quality Regulations

Suncor is also subject to air quality policies and regulations that often require updating or replacing equipment, as well as additional monitoring and reporting requirements. Air quality regulations impacting Suncor’s Canadian operations include federal Base-level Industrial Emissions Requirements and Multi-Sector Air Pollutants Regulations, Canadian Ambient Air Quality Standards, Methane Regulations, and

42   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Volatile Organic Compound Regulations. In addition to federal regulations, our sites are also subject to provincial and municipal regulations.

U.S. Land Use and Natural Resources Management

Water Management Regulations

The Colorado Department of Public Health and Environment (CDPHE) issued a renewed water permit for Suncor’s Commerce City Refinery effective May 1, 2024, which contains new and more stringent requirements pertaining to discharge water from refineries (process water and stormwater).

While Suncor supports portions of the new permit, Suncor has filed two separate legal challenges to aspects of the new permit challenging 11 categories of new permit conditions, one through an administrative appeal and a second in Colorado state court.

Air Quality Regulations

Suncor’s U.S., operations are subject to stringent air quality regulations including the Federal Title V Air Operating Permit, the National Ambient Air Quality Standards, the EPA Regional Haze Rule, National Emissions Standards for Hazardous Air Pollutants, and state level air toxics regulations.

Reclamation

The Government of Alberta’s Mine Financial Security Program (MFSP) accounts for the environmental liability associated with the suspension, abandonment, remediation and surface reclamation of oil sands mines and plant sites. The MFSP requires a base amount of security for each project. Additional security may be required under other MFSP conditions, such as failure to meet reclamation plans, falling below a specified asset to liability ratio, or when the estimated remaining production life of the mine reaches certain milestones; however, Suncor has not been required to provide any additional security to date. Results of a review of MFSP were provided by the Government of Alberta in fall 2024, which revised certain MFSP industry reporting requirements and clarified criteria for inclusion of probable reserves as well as heat integrated in situ and mine extension reserves. The revisions will apply to MFSP filings in 2025 and are not anticipated to require Suncor to provide additional security.

Under the Tailings Management Framework (TMF), tailings management plans (TMP) have been approved by Alberta Energy Regulator (AER) for Suncor’s mines. Updated Suncor Base Plant and Fort Hills TMPs were approved in 2023 and 2024, respectively. Updates to the Syncrude Aurora North and Mildred Lake TMPs and Life of Mine Closure Plan were submitted to AER in 2023 with additional updates submitted in 2024. The AER regulated closure plans and TMP’s including updated tailings quantities, water quantity and quality, pit lakes and closure landscapes.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   43

Risk Factors

A discussion of Suncor’s risk factors can be found in the “Risk Factors” section in Suncor’s annual 2024 MD&A, which section is incorporated by reference herein and available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Dividends

The Board of Directors has established a practice of paying dividends on Suncor’s common shares on a quarterly basis. Suncor reviews its ability to pay dividends from time to time with regard to legislative requirements, the company’s financial position, financing requirements for growth, cash flow and other factors. Dividends are paid subject to applicable law, if, as and when declared by the Board.

Suncor paid the following common share dividends over the last three years ended December 31:

($ per share)	Year	Q4	Q3	Q2	Q1
2024	2.22	0.57	0.55	0.55	0.55
2023	2.11	0.55	0.52	0.52	0.52
2022	1.88	0.52	0.47	0.47	0.42

44   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Description of Capital Structure

The company’s authorized share capital is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares, and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

The holders of common shares are entitled to attend all meetings of shareholders and vote at any such meeting on the basis of one vote for each common share held. Common shareholders are entitled to receive any dividend declared by the Board on the common shares and to participate in a distribution of the company’s assets among its shareholders for the purpose of winding up its affairs. The holders of the common shares shall be entitled to share, on a pro rata basis, in all distributions of such assets.

The company has no preferred shares outstanding.

Petro-Canada Public Participation Act

The Petro-Canada Public Participation Act requires that the Articles of Suncor include certain restrictions on the ownership and voting of voting shares of the company. The common shares of Suncor are voting shares. Pursuant to the Petro-Canada Public Participation Act, no person, together with associates of that person, may subscribe for, have transferred to that person, hold, beneficially own or control otherwise than by way of security only, or vote in the aggregate, voting shares of Suncor to which are attached more than 20% of the votes attached to all outstanding voting shares of Suncor. Additional restrictions include provisions for suspension of voting rights, forfeiture of dividends, prohibitions against share transfer, compulsory sale of shares, and redemption and suspension of other shareholder rights. The Board may at any time require holders of, or subscribers for, voting shares, and certain other persons, to furnish statutory declarations as to ownership of voting shares and certain other matters relevant to the enforcement of the restrictions. Suncor is prohibited from accepting any subscription for, and issuing or registering a transfer of, any voting shares if a contravention of the individual ownership restrictions results.

Suncor’s Articles, as required by the Petro-Canada Public Participation Act, also include provisions requiring Suncor to maintain its head office in Calgary, Alberta; prohibiting Suncor from selling, transferring or otherwise disposing of all or substantially all of its assets in one transaction, or several related transactions, to any one person or group of associated persons, or to non-residents, other than by way of security only in connection with the financing of Suncor; and requiring Suncor to ensure (and to adopt, from time to time, policies describing the manner in which Suncor will fulfil the requirement to ensure) that any member of the public can, in either official language of Canada (English or French), communicate with and obtain available services from Suncor’s head office and any other facilities where Suncor determines there is significant demand for communication with, and services from, that facility in that language.

Credit Ratings

The following information regarding the company’s credit ratings is provided as it relates to the company’s cost of funds and liquidity. In particular, the company’s ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of the company’s credit rating may also have potentially adverse consequences for the company’s funding capacity for growth projects or access to capital markets; may affect the company’s ability, and the cost, to enter into normal course derivative or hedging transactions; and may require the company to post additional collateral under certain contracts.

The following table shows the ratings issued for Suncor by the rating agencies noted herein. The credit ratings are not recommendations to purchase, hold or sell the debt securities in as much as such ratings do not comment as to the market price or suitability for a particular investor. Any rating may not remain in

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   45

effect for any given period of time or may be revised or withdrawn entirely at any time by a rating agency in the future if, in its judgment, circumstances so warrant.

	Senior Unsecured	Outlook	Canadian Commercial Paper Program	U.S. Commercial Paper Program
Morningstar DBRS (DBRS)	A (low)	Stable	R-1 (low)	Not rated
Moody's Investors Service (Moody's)	Baa1	Stable	Not rated	P-2
Fitch Ratings (Fitch)	BBB+	Stable	Not rated	F-1

DBRS credit ratings on long-term debt are on a rating scale that ranges from AAA to D, representing the range of such securities rated from highest to lowest. A rating of A by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality, with the capacity for the payment of financial obligations being substantial, but of a lesser credit quality than an AA rating. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. All rating categories other than AAA and D also contain designations for (high) and (low). The assignment of a (high) or (low) designation within a rating category indicates relative standing within that category. The absence of either a (high) or (low) designation indicates the rating is in the middle of the category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories: “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed. DBRS’s credit ratings on commercial paper are on a short-term debt rating scale that ranges from R1 (high) to D, representing the range of such securities rated from highest to lowest quality. A rating of R-1 (low) by DBRS is the third highest of 10 categories and is assigned to debt securities considered to be of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial, with overall strength not as favourable as higher rating categories. Entities in this category may be vulnerable to future events, but qualifying negative factors are considered manageable. The R-1 and R-2 commercial paper categories are denoted by (high), (middle) and (low) designations.

Moody’s credit ratings on long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is the fourth highest of nine categories. Obligations rated Baa are judged to be medium grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics. For rating categories Aa through Caa, Moody’s appends the numerical modifiers 1, 2 or 3 to each generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a midrange ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories: “Positive”, “Negative”, “Stable” and “Developing”. A Stable outlook indicates a low likelihood of a rating change over the medium term. A rating of P-2 by Moody’s for commercial paper is the second highest of four rating categories and indicates a strong ability to repay short-term debt obligations.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to BBB (investment grade) and BB to D (speculative grade), which represents the range from highest to lowest quality of such securities rated. The terms "investment grade" and "speculative grade" are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. A rating of BBB+ is within the fourth highest of 11 categories and indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or ”-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one- to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not

46   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

yet reached, or have not been sustained at, a level that would trigger a rating action, but which may do so if such trends continue. Positive or Negative outlooks do not imply that a rating change is inevitable and similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving. A Stable Rating outlook indicates a low likelihood of rating change over a one to two-year period. A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. A rating of F-1 for commercial paper is the highest of seven rating categories for short-term debt issuers. Issuers rated F-1 have the strongest capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Where a liquidity profile is particularly strong, a “+” is added to the assigned rating.

Suncor has paid each of DBRS, Moody’s and Fitch their customary fees in connection with the provision of the above ratings. Suncor has not made any payments to DBRS, Moody’s or Fitch in the past two years for services unrelated to the provision of such ratings.

Market for Securities

Suncor’s common shares are listed on the TSX and the NYSE. The price ranges and the volumes traded on the TSX in 2024 are as follows:

	Price Range (Cdn$)		Trading Volume
Month	High	Low	(000s)
January	45.79	41.88	89 770
February	46.84	42.43	215 696
March	50.11	46.06	247 992
April	54.25	49.81	94 015
May	56.69	51.34	214 070
June	55.59	49.73	207 118
July	55.16	50.92	89 744
August	57.32	49.61	199 381
September	53.97	48.41	230 578
October	55.86	49.47	87 508
November	58.28	52.18	187 967
December	55.86	49.47	204 571

For information in respect of options to purchase common shares of Suncor and common shares issued upon the exercise of options, see note 26 to the 2024 audited Consolidated Financial Statements, which is incorporated by reference into this AIF and available on SEDAR+ at www.sedarplus.ca.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   47

directors and executive officers

Directors

The following individuals are directors of Suncor. The term of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and Jurisdiction of Residence	Period Served and Independence	Biography
Ian R. Ashby(1)(4) Queensland, Australia	Director since 2022 Independent

Ian Ashby is the former President of BHP Billiton’s iron ore customer sector group. Mr. Ashby has almost 40 years of experience in the mining industry, including 25 years in a wide variety of roles with BHP Billiton in its iron ore, base metals and gold businesses in Australia, the U.S. and Chile, as well as project roles in the corporate office, ultimately leading the company’s iron ore business. Since retiring from BHP Billiton in 2012, Mr. Ashby has taken on a number of advisory and board roles with other mining and related organizations. He currently serves as an independent director on the board of Anglo American plc. He has served as a director on the boards of IAMGOLD Corporation, New World Resources PLC, Genco Shipping & Trading, Nevsun Resources Ltd. and Alderon Iron Ore Corp. He has also served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a bachelor of engineering (mining) degree from the University of Melbourne in Australia.

48   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Patricia M. Bedient(2)(3) Washington, U.S.	Director since 2016 Independent

Patricia Bedient retired as Executive Vice President of Weyerhaeuser Company (Weyerhaeuser), one of the world’s largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as Weyerhaeuser’s Chief Financial Officer. Prior to this, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the Managing Partner for its Seattle office and partner in charge of the firm’s forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and Park Hotels and Resorts Inc. and also serves on the Oregon State University Foundation board of trustees, the Overlake Medical Center board of directors and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when The Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. She holds a certificate in Cyber Risk Oversight from the National Association of Corporate Directors. Ms. Bedient received her bachelor’s degree in business administration, with concentrations in finance and accounting, from Oregon State University.

Russell Girling Alberta, Canada	Director since 2021 Independent

Russell (Russ) K. Girling was the President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation (TC Energy), a North American energy infrastructure company, from 2010 until his retirement on December 31, 2020. Mr. Girling joined TC Energy in 1994 and held progressively senior roles during his 26 years with the company, including seven years as Chief Financial Officer. Prior to joining TC Energy in 1994, he worked at Suncor, Northridge Energy Marketing and Dome Petroleum. Mr. Girling is a director and Chair of Nutrien Ltd. Until December 31, 2020, Mr. Girling was a member of the U.S. National Petroleum Council and the U.S. Business Roundtable, and served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors Education Program and holds a bachelor of commerce and a master of business administration (finance) from the University of Calgary.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   49

Jean Paul Gladu(3)(4) Ontario, Canada	Director since 2020 Independent

Jean Paul (JP) Gladu is currently Principal of Mokwateh, and previously served as the President and CEO of the Canadian Council for Aboriginal Business for approximately eight years. Mr. Gladu has over 30 years of experience in the natural resource sector including working with Indigenous communities and organizations, environmental non-government organizations, industry and governments from across Canada and the globe. Mr. Gladu serves on the board of the Institute of Corporate Directors and serves on BHP’s Forum on Corporate Responsibility. He has completed a forestry technician diploma from Sault College, obtained an undergraduate degree in forestry from Northern Arizona University, holds an Executive MBA from Queen’s University, holds the ICD.D designation from the Institute of Corporate Directors through the Rotman School of Management Directors Education Program, and was awarded an honorary doctor of laws degree from Carleton University in 2024. He is a senior fellow with the Macdonald-Laurier Institute and served as the Chancellor of St. Paul’s University College Waterloo from 2017 to 2020. JP’s achievements have been recognized by the Public Policy Forum as a prestigious 2024 Honouree. He lives in his community of Bingwi Neyaashi Anishinaabek First Nation, Ontario.

Richard M. Kruger Alberta, Canada	Director since 2023 Non-Independent, Management

Richard M. Kruger is President and Chief Executive Officer of Suncor. Mr. Kruger has over 40 years of experience in the energy industry including extensive experience in the Canadian oil sands. Mr. Kruger was Chairman, President and Chief Executive Officer of Imperial Oil Limited from 2013 until his retirement in December 2019. Mr. Kruger worked for Exxon Mobil Corporation and its predecessor companies since 1981 in various upstream and downstream assignments with responsibilities in Canada, the U.S., the former Soviet Union, the Middle East, Africa and Southeast Asia. Mr. Kruger was Vice President of Exxon Mobil and president of ExxonMobil Production Company, a division of Exxon Mobil Corporation, with responsibility for ExxonMobil’s global oil and gas producing operations. He holds a mechanical engineering degree from the University of Minnesota and an MBA from the University of Houston.

50   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Brian MacDonald(3)(4) Florida, U.S.	Director since 2018 Independent

Brian MacDonald is President and Chief Executive Officer, and is a director of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries. Prior to joining CDK Global, Mr. MacDonald served as Chief Executive Officer and President of Hertz Equipment Rental Corporation and served as Interim Chief Executive Officer of Hertz Corporation. Mr. MacDonald previously served as President and Chief Executive Officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners' acquisition of Sunoco Inc., where Mr. MacDonald had served as chair, president and chief executive officer. He was the chief financial officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for Computer Sciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc. and Sunoco Logistics L.P. Mr. MacDonald holds an MBA from McGill University and a bachelor of science from Mount Allison University.

Lorraine Mitchelmore(1)(2) Alberta, Canada	Director since 2019 Independent

Lorraine Mitchelmore has over 30 years’ international oil and gas industry experience. She most recently served as President and Chief Executive Officer for Enlighten Innovations Inc., a fuel upgrading technology company. Prior to Enlighten Innovations, she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming President and Country Chair of Shell Canada Limited in 2009, in addition to her role as Executive Vice President of Heavy Oil Americas. Prior to joining Shell, she worked with Petro-Canada (now Suncor), Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore is a director of the Bank of Montreal and Cheniere Energy Inc. and has served on the boards of Alberta Investment Management Corporation, Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor of science (honours) in geophysics from Memorial University of Newfoundland, a master’s of science in geophysics from the University of Melbourne, Australia, and an MBA with distinction from Kingston Business School in London, England.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   51

Jane Peverett(2)(3) British Columbia, Canada	Director since 2023 Independent

Jane Peverett has over 25 years of experience in the energy sector, primarily in the utility space. In 2009, she retired as President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC), prior to that having served as BCTC’s Chief Financial Officer from 2003 to 2005. Before joining BCTC, Ms. Peverett held progressively more senior finance and regulatory affairs roles at Westcoast Energy Inc. until her appointment in 2001 as President and Chief Executive Officer of Union Gas Limited. A professional corporate director since 2009, Ms. Peverett has served on numerous corporate boards in the energy, banking, insurance, transportation, utility and media industries in Canada and the U.S. She currently serves on the boards of Canadian Pacific Kansas City Limited, Northwest Natural Holding Company and Capital Power Corporation. Ms. Peverett also serves as Chair of the CSA Group (formerly the Canadian Standards Association). Ms. Peverett holds a bachelor of commerce from McMaster University, a master of business administration from Queen’s University and is a Certified Management Accountant. She is a Fellow of the Society of Management Accountants and holds the ICD.D designation from the Institute of Corporate Directors.

Daniel Romasko(1)(2) Texas, U.S.	Director since 2023 Independent

Dan Romasko has more than 30 years of experience in the energy industry. Mr. Romasko was most recently President and Chief Executive Officer of Enlighten Innovations Inc., a fuel upgrading technology company. Mr. Romasko is a director of Enlighten Innovations Inc. From 2014 to 2018, Mr. Romasko was the President and Chief Executive Officer of Motiva Enterprises LLC, a leading refiner, distributor and marketer of transportation fuels and lubricant base oils in the Eastern, Southern and Gulf Coast regions of the United States. Prior to that, he was the Executive Vice President of Operations for Tesoro, and preceding that role, held the positions of General Manager, Fort Hills and Vice President, Technical Competence, at Petro-Canada/Suncor Energy Inc. Mr. Romasko began his career with ConocoPhillips and held a variety of progressively senior leadership positions in mid-stream, supply and trading, global specialty products, and refining. Mr. Romasko has a bachelor of science degree in chemical engineering from Montana State University.

52   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Christopher R. Seasons(1)(4) Alberta, Canada	Director since 2022 Independent

Christopher Seasons is a professional engineer with more than 30 years of domestic and international experience in the upstream oil and gas industry. Mr. Seasons is currently a partner at ARC Financial Corporation, an energy-focused private equity firm, and currently serves on the boards of Longshore Resources Ltd. and Petronas Energy Canada Ltd.. From 2004 until his retirement in June 2014, he served as President of Devon Canada Corporation, a subsidiary of Oklahoma-based Devon Energy Corporation. Mr. Seasons has long been active in the Calgary community with several not-for-profit organizations including the Canadian Association of Petroleum Producers (former Chairman and head of numerous committees), the Alberta Children’s Hospital Foundation (past Chairman) and the United Way of Calgary and Area (past Co-Chair of the annual campaign and board member). Mr. Seasons graduated from Queen’s University with a bachelor of science degree in chemical engineering.

M. Jacqueline Sheppard(3)(4) Alberta, Canada	Director since 2022 Independent

M. Jacqueline Sheppard has held numerous roles as an executive in the energy industry and as a director of public, private and crown corporations. Ms. Sheppard is the former Executive Vice President, Corporate & Legal, of Talisman Energy Inc., where she was responsible for legal affairs, business development, major projects, corporate communications, investor relations, corporate responsibility and government affairs. Ms. Sheppard serves on the board of Emera Inc., where she also served as Chair for more than 10 years, and serves on the board of ARC Resources Ltd. Ms. Sheppard was also a founder and lead director of Black Swan Energy Inc., an Alberta upstream energy company that was private-equity financed and sold to Tourmaline Oil Corp., and a former director of Alberta Investment Management Corporation, Pacific Northwest LNG Ltd., Seven Generations Energy Ltd. and Cairn Energy PLC. Ms. Sheppard was named one of Canada’s Most Powerful Women: Top 100 by the Women’s Executive Network and the National Post from 2002-2007. In honour of her exceptional merit and integrity in the legal profession, she was appointed the King’s Counsel designation in 2008. Ms. Sheppard is a fellow of the Institute of Corporate Directors, Canada’s preeminent distinction for directors. Ms. Sheppard holds a bachelor of arts degree from Memorial University of Newfoundland, and she became a Rhodes Scholar receiving an honours jurisprudence, bachelor of arts and master of arts from Oxford University. She earned her bachelor of laws (Honours) from McGill University and holds an honorary doctor of laws degree from Memorial University of Newfoundland.

(1)	Environment, Health, Safety and Sustainable Development Committee
(2)	Audit Committee
(3)	Governance Committee
(4)	Human Resources and Compensation Committee

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   53

Executive Officers

The following individuals are the executive officers of Suncor:

Name and Jurisdiction of Residence	Office	Principal Occupation During Past 5 Years
Richard M. Kruger Alberta, Canada	President and Chief Executive Officer	Appointed CEO of Suncor in April 2023. Prior thereto, Chair, President and CEO of Imperial Oil Limited from 2013 until his retirement in 2019.
Kris Smith Alberta, Canada	Chief Financial Officer	Appointed CFO of Suncor on May 9, 2023. Prior thereto, interim CEO from July 2022 until April 2023, and EVP Downstream from September 2013 until July 2022.
Adam Albeldawi Alberta, Canada	Chief Human Resources Officer

Appointed CHRO of Suncor on October 15, 2024. Prior thereto, VP In Situ from November 2021 to October 2024, GM Value Chain Transformation from January 2020 to November 2021, and Director Syncrude Planning from September 2019 to January 2020.

Kent Ferguson, Alberta Canada	Senior Vice President, Strategy, Sustainability & Corporate Development

Appointed SVP, Strategy, Sustainability & Corporate Development of Suncor on January 29, 2024. Prior thereto, Managing Director and Co-Head of Global Energy at RBC Dominion Securities Inc. from September 2019 to January 2024.

Troy Little, Alberta Canada	Senior Vice President, External Affairs

Appointed SVP, External Affairs of Suncor on October 28, 2024. Prior thereto, VP, Investor Relations from September 2022 to October 2024, and CFO/Advisor for a private company from December 2019 to July 2022.

Jacqueline Moore Alberta, Canada	General Counsel & Corporate Secretary

Appointed General Counsel & Corporate Secretary on February 1, 2023. Prior thereto, VP Legal Operations from September 2022 to February 2023, VP External Relations, from July 2021 to September 2022, VP Government Relations, from February 2020 to July 2021 and VP Legal Corporate from April 2011 to February 2020.

Dave Oldreive Alberta, Canada	Executive Vice President, Downstream

Appointed EVP, Downstream on June 19, 2023. Prior thereto, Refinery Manager for ExxonMobil Corporation from February 2021 to June 2023, and Refinery Manager for Imperial Oil Limited from July 2016 to January 2021.

Shelley Powell Alberta, Canada	Senior Vice President, Operational Improvement & Support Services

Appointed SVP, Operational Improvement & Support Services on August 14, 2023. Prior thereto, SVP, In Situ & E&P from September 2021 to August 2023 and SVP Oil Sands Base Plant from May 2017 to August 2021.

Peter Zebedee Alberta, Canada	Executive Vice President, Oil Sands

Appointed EVP, Oil Sands on August 14, 2023. Prior thereto EVP, Mining & Upgrading from April 2022 to August 2023, CEO of LNG Canada from July 2019 to March 2022 and VP Canada Manufacturing & GM Scotford of Shell Canada from December 2018 to June 2019.

54   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

As at February 25, 2025, the directors and executive officers of Suncor as a group beneficially owned, or controlled or directed, directly or indirectly, 357,410 common shares of Suncor, which represents 0.03% of the outstanding common shares of Suncor. Inclusive of deferred share units, the total share ownership of Suncor’s directors and executive officers as at February 25, 2025, is 909,707 common shares and units of Suncor (for the purpose of share ownership targets, deferred share units are included).

Bankruptcies

As at the date hereof, no director or executive officer of Suncor, or any of their respective personal holding companies, nor any shareholder holding a sufficient number of securities to affect materially the control of Suncor:

(a)

is, or has been within the last 10 years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Gladu, who was an officer of A2A Rail, which obtained creditor protection under Canadian insolvency legislation that was initiated on June 18, 2021. Mr. Gladu ceased to be an officer of A2A Rail on June 2, 2021; or

(b)

has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

The directors and officers of Suncor may be directors or officers of entities that are in competition with or are customers or suppliers of Suncor or certain entities in which Suncor holds an equity investment. As such, these directors or officers may encounter conflicts of interest in the administration of their duties with respect to Suncor. Directors and officers of Suncor are required to disclose the existence of potential conflicts in accordance with Suncor's policies and in accordance with the CBCA.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   55

Audit Committee Information

The Audit Committee Mandate is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

As at December 31, 2024, the Audit Committee is comprised of Ms. Bedient (Chair), Ms. Mitchelmore, Ms. Peverett and Mr. Romasko. All members are independent and financially literate. The education and experience of each member that has led to the determination of financial literacy is described in the Directors and Executive Officers section of this AIF.

For the purpose of making appointments to the company’s Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board. Also, at least one director so nominated must meet the requirements of being an Audit Committee Financial Expert (as defined below) as determined in the judgment of the Board of Directors. The Audit Committee Financial Experts on the Audit Committee are Ms. Bedient and Ms. Peverett.

Audit Committee Financial Expert

An “Audit Committee Financial Expert” means a person who, in the judgment of the Board of Directors, has the following attributes:

(a)	an understanding of Canadian generally accepted accounting principles and financial statements;
(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;
(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and
(e)	an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

(a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(d)	other relevant experience.

Audit Committee Pre-Approval Policies for Non-Audit Services

Suncor’s Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the company’s auditors’ independence and has a policy governing the provision of these services. A copy of the company’s policy relating to Audit Committee approval of fees paid to the company’s auditors, in compliance with the Sarbanes-Oxley Act of 2002 and applicable Canadian securities laws, is attached as Schedule “B” to this AIF.

56   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Fees Paid to Auditors

Fees paid or payable to the company’s auditors, KPMG LLP (Calgary, Canada), in 2024 and 2023 are as follows:

($ thousands)	2024	2023
Audit fees(1)	10 842	11 923
Audit-related fees	331	615
All other fees	570	441
Total	11 743	12 979
(1)	2024 Audit Fees include charges related to the 2023 audit and enterprise resource planning transition.

Audit fees were paid, or are payable, for professional services rendered by the auditors for the audit of Suncor’s annual financial statements, review of quarterly financial statements, or services provided in connection with statutory and regulatory filings or engagements. Audit-related fees were paid for professional services rendered by the auditors for the audits of employee benefit plans and certain special purpose audits not required by statute or regulation. All other fees primarily relate to advisory services around ESG, translation of documents into French and other miscellaneous services not reported as audit or audit-related. All services described beside the captions “audit fees”, “audit-related-fees” and “all other fees” were approved by the Audit Committee.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   57

Legal Proceedings and Regulatory Actions

There are no legal proceedings in respect of which Suncor is or was a party, or in respect of which any of the company’s property is or was the subject during the year ended December 31, 2024, nor are there any such proceedings known by the company to be contemplated, that involve a claim for damages exceeding 10% of the company’s current assets. In addition, there have not been any (a) penalties or sanctions imposed against the company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2024, (b) any other penalties or sanctions imposed by a court or regulatory body against the company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2024.

interests of management and others in material transactions

No director or executive officer, or any associate or affiliate of these persons has, or has had, any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected, or is reasonably expected to materially affect, Suncor within the three most recently completed financial years or during the current financial year.

transfer agent and registrar

The transfer agent and registrar for Suncor’s common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta; Montreal, Quebec; Toronto, Ontario; and Vancouver, British Columbia; and Computershare Trust Company N.A. in Canton, Massachusetts; Jersey City, New Jersey; and Louisville, Kentucky.

material contracts

During the year ended December 31, 2024, Suncor did not enter into any contracts, nor are there any contracts still in effect, that are material to the company’s business, other than contracts entered into in the ordinary course of business, which are not required to be filed by Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

interests of experts

Reserves contained in this AIF are based in part upon reports prepared by GLJ, Suncor’s independent qualified reserves evaluator. As at the date hereof, none of the partners, employees or consultants of GLJ as a group, through registered or beneficial interests, direct or indirect, held or are entitled to receive more than 1% of any class of Suncor’s outstanding securities, including the securities of the company’s associates and affiliates.

The company’s independent auditors are KPMG LLP, Chartered Professional Accountants (KPMG). KPMG has confirmed with respect to the company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the company under all relevant U.S. professional and regulatory standards.

disclosure pursuant to the requirements of the nyse

As a Canadian issuer listed on the NYSE, Suncor is not required to comply with most of the NYSE’s governance rules and instead may comply with Canadian requirements. As a foreign private issuer, the company is only required to comply with four of the NYSE’s governance rules. These rules provide that (i) Suncor must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act; (ii) the chief executive officer of Suncor must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE rules; (iii) Suncor must provide a brief description of any significant differences between the company’s

58   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

corporate governance practices and those followed by U.S. companies listed under the NYSE; and (iv) Suncor must provide annual and, as required, written affirmations of compliance with applicable NYSE Corporate Governance Standards.

The company has disclosed in its 2025 management proxy circular, which is available on Suncor’s website at www.suncor.com, significant areas in which the company does not comply with the NYSE Corporate Governance Standards. In certain instances, it is not required to obtain shareholder approval for material amendments to equity compensation plans under TSX requirements, while the NYSE requires shareholder approval of all equity compensation plans. Suncor, while in compliance with the independence requirements of applicable securities laws in Canada (specifically National Instrument 52-110 – Audit Committees) and the U.S. (specifically Rule 10A-3 of the Exchange Act), has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE’s Listed Company Manual in respect of compensation committee advisor independence. Except as described herein, the company is in compliance with the NYSE Corporate Governance Standards in all other significant respects.

additional information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Suncor’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the company’s most recent management proxy circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Suncor’s 2024 audited Consolidated Financial Statements and in the annual 2024 MD&A.

Further information about Suncor, filed with Canadian securities commissions and the U.S. Securities and Exchange Commission (SEC), including periodic quarterly and annual reports and the Form 40-F, is available online on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, Suncor’s Standards of Business Conduct Code is available online at www.suncor.com. Information contained in or otherwise accessible through the company’s website does not form part of this AIF, and is not incorporated into the AIF by reference.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   59

Advisory – Forward-Looking Statements and Non-GAAP Financial Measures

This AIF contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “potential”, “future”, “opportunity”, “would”, “forecast” and similar expressions.

Forward-looking statements in this AIF include references to:

Suncor’s strategy, business plans and expectations about projects, the performance of assets, production volumes, and capital expenditures,

including:

•	That the new cogeneration facility will produce steam at a lower cost and is expected to lower the GHG emissions intensity associated with steam production at Oil Sands Base, and that excess electricity will be transmitted to the Alberta Power grid;
•	That the coke drum replacement project is planned for completion in 2025 and will extend the life of the facility by an expected 30 years;
•	That White Rose production will resume in 2025 upon completion of the SeaRose FPSO Asset Life Extension Project, and that the West White Rose Project will extend the life of the White Rose field and that production from the West White Rose Project will commence in 2026;
•	Expectation that the ALE project will extend production life at Terra Nova by approximately 10 years;
•	Expectations regarding the MLX-W and MLX-E programs, including that the MLX-E program will follow MLX-W development if economic conditions remain suitable, that the MLX-W program will sustain bitumen production levels at the Mildred Lake site after resource depletion at the Mildred North Mine and use existing mining and extraction facilities, and that MLX-W will achieve first oil in 2025;
•	Expectations regarding Lease 934 development, including that Lease 934 will extend bitumen production at the Aurora North Mine;
•	The expectation that AHS will be deployed in Millenium for overburden, and then at Syncrude in 2026 and at Fort Hills in 2028;
•	The upgrading of bitumen production to SCO, including that approximately 90% of Firebag production is expected to be upgraded to SCO by 2037 and then 100% thereafter, and that approximately 29% of Fort Hills bitumen is expected to be upgraded to SCO.
•	The estimated cost of Suncor’s remaining exploration work program commitment in Libya;
•	The expectation that the drilling of new well pairs and infill and sidetracked wells at Firebag and MacKay River will assist in maintaining production levels in future years;

60   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

•	The expectation that the company will continue to improve and optimize the Petro-Canada™ retail business in 2025;
•	Expectations regarding the co-ownership agreements with North Atlantic, including that a number of sites will be rebranded to the Petro-Canada™ brand;
•	Expectations that the rebranding of the Canadian Tire retail fuel network will continue in 2025.
•	Expectation that ES-SAGD is expected to be ready for deployment in Suncor’s In Situ projects by 2028, and expectations with respect to the performance of ES-SAGD and the EBRT process;
•	Statements about Suncor’s reserves, including reserves volumes, estimates of future net revenues, commodity price forecasts, exchange and interest rate expectations, and production estimates;
•	Significant development activities and costs anticipated to occur or be incurred in 2025, including those identified under the Future Development Costs table in the Statement of Reserves Data and Other Oil and Gas Information section of this AIF; Suncor’s belief that internally generated cash flows, existing and future credit facilities, and accessing capital markets will be sufficient to fund future development costs and that interest expense or other external funding costs on their own would not make development of any property uneconomic; plans for the development of reserves; and the estimated value of work commitments;
•	Estimated abandonment and reclamations costs;
•	Expectations about royalties and income taxes and their impact on Suncor;
•	Anticipated effects of and responses to environmental laws and regulations, including climate change and GHG emissions laws and regulations, regulatory permits and Suncor’s estimated compliance costs; and
•	Expectations about changes to laws and the impact thereof.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainability and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   61

fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor’s Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals for the company’s operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves and future production estimates; Suncor’s ability to access capital markets at acceptable rates or to issue securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is

62   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this AIF and the company’s annual 2024 MD&A including under the heading Risk Factors, and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the SEC at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this AIF are made as of the date of this AIF. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures – Netback

Netback is a financial measure that is not prescribed by GAAP. Non-GAAP measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Additional information relating to netback, including disclosure of its composition, an explanation of how netback provides useful information to investors and the additional purposes, if any, for which management uses netback and a quantitative reconciliation of netback to the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP, is contained in the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section within Suncor’s Annual Report for the year ended December 31, 2024, and dated February 26, 2025.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   63

Schedule “A”

Audit Committee Mandate

The Audit Committee

The by-laws of Suncor Energy Inc. (“Suncor”) provide that the Board of Directors (the “Board”) may establish Board committees to whom certain duties may be delegated by the Board. The Board has established, among others, the Audit Committee, and has approved this mandate, which sets out the objectives, functions and responsibilities of the Audit Committee (the “Committee”).

Objectives

The Committee assists the Board by:

•	monitoring the effectiveness and integrity of the Corporation’s internal controls of Suncor’s business processes, including: financial and management reporting systems, internal control systems;
•	monitoring and reviewing financial reports and other financial matters;
•

selecting, monitoring and reviewing the independence and effectiveness of, and where appropriate replacing, subject to shareholder approval as required by law, external auditors, and ensuring that external auditors are ultimately accountable to the Board and to the shareholders of the Corporation;

•

reviewing the effectiveness of the internal auditors, excluding the Operations Integrity Audit department, which is specifically within the mandate of the Environment, Health & Safety Committee (references throughout this mandate to “Internal Audit” shall not include the Operations Integrity Audit department); and

•	approving on behalf of the Board certain financial matters as delegated by the Board, including the matters outlined in this mandate.

The Committee does not have decision-making authority, except where and to the extent that such authority is expressly delegated by the Board. The Committee conveys its findings and recommendations to the Board for consideration and, where required, decision by the Board.

Constitution

The Terms of Reference of Suncor’s Board set out requirements for the composition of Board committees and the qualifications for committee membership, and specify that the chair and membership of the committees are determined annually by the Board. As required by Suncor’s by-laws, unless otherwise determined by resolution of the Board, a majority of the members of a committee constitute a quorum for meetings of committees, and in all other respects, each committee determines its own rules of procedure.

Functions and Responsibilities

The Committee has the following functions and responsibilities:

Internal Controls

1.

Inquire as to the adequacy of the Corporation's system of internal controls of Suncor’s business processes, and review the evaluation of internal controls by Internal Auditors, and the evaluation of financial and internal controls by external auditors.

2.	Review the results of any internal audit of the Corporation’s Standards of Business Conduct-Compliance Program.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   A-1

3.

Establish procedures for the confidential submission by employees of complaints relating to any concerns with accounting, internal control, auditing or Standards of Business Conduct Code matters, and periodically review a summary of complaints and their related resolution.

4.	Review the findings of any significant examination by regulatory agencies concerning the Corporation's financial matters.
5.

Periodically review management’s governance processes for information technology resources, to assess their effectiveness in addressing the integrity, the protection and the security of the Corporation's electronic information systems and records.

6.	Review the management practices overseeing officers' expenses and perquisites.

External and Internal Auditors

7.	Evaluate the performance of the external auditors and initiate and approve the engagement or termination of the external auditors, subject to shareholder approval as required by applicable law.
8.	Review the audit scope and approach of the external auditors, and approve their terms of engagement and fees.
9.

Review any relationships or services that may impact the objectivity and independence of the external auditor, including annual review of the auditor’s written statement of all relationships between the auditor (including its affiliates) and the Corporation; review and approve all engagements for non-audit services to be provided by external auditors or their affiliates.

10.

Review the external auditor’s quality control procedures including any material issues raised by the most recent quality control review or peer review and any issues raised by a government authority or professional authority investigation of the external auditor, providing details on actions taken by the firm to address such issues.

11.

Approve the appointment or termination of the Head of Internal Audit and Enterprise Risk, and approve annually the performance assessment and resulting compensation of the Head of Internal Audit and Enterprise Risk as provided by the Chief Financial Officer. Periodically review the performance and effectiveness of the Internal Audit function including conformance with The Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing and the Code of Ethics.

12.

Approve the Internal Audit Department Charter, the annual Internal Audit schedule, as well as the Internal Audit budget and resource plan. Review the plans, activities, organizational structure, resource capacity and qualifications of the Internal Auditors, and monitor the department’s independence.

13.	Provide direct and unrestricted access by management, the Internal Auditors and the external auditors to the Board.

Financial Reporting and other Public Disclosure

14.

Review the external auditor’s management comment letter and management’s responses thereto, and inquire as to any disagreements between management and external auditors or restrictions imposed by management on external auditors. Review any unadjusted differences brought to the attention of management by the external auditor and the resolution thereof.

15.

Review with management and the external auditors the financial materials and other disclosure documents referred to in paragraph 16, including any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting including alternative treatments and their impacts.

16.	Review and approve the Corporation’s interim consolidated financial statements and accompanying management’s discussion and analysis (“MD&A”). Review and make

A-2   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

recommendations to the Board on approval of the Corporation’s annual audited financial statements and MD&A, Annual Information Form and Form 40-F. Review other material annual and quarterly disclosure documents or regulatory filings containing or accompanying audited or unaudited financial information.

17.

Authorize any changes to the categories of documents and information requiring Committee review or approval prior to external disclosure, as set out in the Corporation’s policy on external communication and disclosure of material information.

18.	Review any change in the Corporation’s accounting policies.
19.	Review with legal counsel any legal matters having a significant impact on the financial reports.

Oil and Gas Reserves

20.	Review with reasonable frequency Suncor’s procedures for:
(A)	the disclosure, in accordance with applicable law, of information with respect to Suncor’s oil and gas activities including procedures for complying with applicable disclosure requirements;
(B)

providing information to the qualified reserves evaluators (“Evaluators”) engaged annually by Suncor to evaluate Suncor’s reserves data for the purpose of public disclosure of such data in accordance with applicable law.

21.

Annually approve the appointment and terms of engagement of the Evaluators, including the qualifications and independence of the Evaluators; review and approve any proposed change in the appointment of the Evaluators, and the reasons for such proposed change including whether there have been disputes between the Evaluators and management.

22.

Annually review Suncor’s reserves data and the report of the Evaluators thereon; annually review and make recommendations to the Board on the approval of (i) the content and filing by the Company of a statement of reserves data (“Statement”) and the report thereon of management and the directors to be included in or filed with the Statement, and (ii) the filing of the report of the Evaluators to be included in or filed with the Statement, all in accordance with applicable law.

Risk Management

23.

Periodically review the policies and practices of the Corporation respecting cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. Conduct periodic review and provide oversight on the specific Suncor Principal Risks which have been delegated to the Committee for oversight.

Pension Plans

24.

Review the assets, financial performance, funding status and strategy of the Corporation’s pension plans, and the Pension Governance Policy including the allocation of fiduciary roles and responsibilities.

Other Matters

25.	Conduct any independent investigations into any matters which come under its scope of responsibilities.
26.	Review any recommended appointees to the office of Chief Financial Officer.
27.	Review and/or approve other financial matters delegated specifically to it by the Board.

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   A-3

Reporting to the Board

28.

Report to the Board on the activities of the Committee with respect to the foregoing matters as required at each Board meeting and at any other time deemed appropriate by the Committee or upon request of the Board.

Approved by resolution of the Board of Directors on November 4, 2024

A-4   ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

Schedule “B” – Suncor Energy Inc. Policy and Procedures for Pre-Approval of Audit and Non-Audit Services

Pursuant to the Sarbanes-Oxley Act of 2002 and Multilateral Instrument 52-110, the Securities and Exchange Commission and the Ontario Securities Commission respectively has adopted final rules relating to audit committees and auditor independence. These rules require the Audit Committee of Suncor Energy Inc. (“Suncor”) to be responsible for the appointment, compensation, retention and oversight of the work of its independent auditor. The Audit Committee must also pre-approve any audit and non-audit services performed by the independent auditor or such services must be entered into pursuant to pre-approval policies and procedures established by the Audit Committee pursuant to this policy.

I. Statement of Policy

The Audit Committee has adopted this Policy and Procedures for Pre-Approval of Audit and Non-Audit Services (the “Policy”), which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor will be preapproved. The procedures outlined in this Policy are applicable to all Audit, Audit-related, Tax Services and All Other Services provided by the independent auditor.

II. Responsibility

Responsibility for the implementation of this Policy rests with the Audit Committee. The Audit Committee delegates its responsibility for administration of this policy to management. The Audit Committee shall not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

III. Definitions

For the purpose of these policies and procedures and any pre-approvals:

(a)

“Audit services” include services that are a necessary part of the annual audit process and any activity that is a necessary procedure used by the auditor in reaching an opinion on the financial statements as is required under generally accepted auditing standards (“GAAS”), including technical reviews to reach audit judgment on accounting standards;

The term “audit services” is broader than those services strictly required to perform an audit pursuant to GAAS and include such services as:

(i)	the issuance of comfort letters and consents in connections with offerings of securities;
(ii)	the performance of domestic and foreign statutory audits;
(iii)	Attest services required by statute or regulation;
(iv)	Internal control reviews; and
(v)

Assistance with and review of documents filed with the Canadian Securities administrators, the Securities and Exchange Commission and other regulators having jurisdiction over Suncor and its subsidiaries, and responding to comments from such regulators;

(b)

“Audit-related services” are assurance (e.g., due diligence services) and related services traditionally performed by the external auditors and that are reasonably related to the performance of the audit or review of financial statements and not categorized under “audit fees” for disclosure purposes.

“Audit-related services” include:

(i)	employee benefit plan audits, including audits of employee pension plans;

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   B-1

(ii)	due diligence related to mergers and acquisitions;
(iii)	consultations and audits in connection with acquisitions, including evaluating the accounting treatment for proposed transactions;
(iv)	internal control reviews;
(v)	attest services not required by statute or regulation; and
(vi)	consultations regarding financial accounting and reporting standards.

Non-financial operational audits are not “audit-related” services.

(c)

“Tax services” include, but are not limited to, services related to the preparation of corporate and/or personal tax filings, tax due diligence as it pertains to mergers, acquisitions and/or divestitures, and tax planning;

(d)

“All other services” consist of any other work that is neither an Audit service, nor an Audit-related service nor a Tax service, the provision of which by the independent auditor is not expressly prohibited by Rule 201(c)(7) of Regulation S-X under the Securities and Exchange Act of 1934, as amended. (See Appendix A for a summary of the prohibited services.)

IV. General Policy

The following general policy applies to all services provided by the independent auditor.

•

All services to be provided by the independent auditor will require specific pre-approval by the Audit Committee. The Audit Committee will not approve engaging the independent auditor for services which can reasonably be classified as “tax services” or “all other services” unless a compelling business case can be made for retaining the independent auditor instead of another service provider.

•

The Audit Committee will not provide pre-approval for services to be provided in excess of twelve months from the date of the pre-approval, unless the Audit Committee specifically provides for a different period.

•

The Audit Committee has delegated authority to pre-approve services with an estimated cost not exceeding $100,000 in accordance with this Policy to the Chairman of the Audit Committee. The delegate member of the Audit Committee must report any pre-approval decision to the Audit Committee at its next meeting.

•

The Chairman of the Audit Committee may delegate his authority to pre-approve services to another sitting member of the Audit Committee provided that the recipient has also been delegated the authority to act as Chairman of the Audit Committee in the Chairman’s absence. A resolution of the Audit Committee is required to evidence the Chairman’s delegation of authority to another Audit Committee member under this policy.

•	The Audit Committee will, from time to time, but no less than annually, review and pre-approve the services that may be provided by the independent auditor.
•

The Audit Committee must establish pre-approval fee levels for services provided by the independent auditor on an annual basis. On at least a quarterly basis, the Audit Committee will be provided with a detailed summary of fees paid to the independent auditor and the nature of the services provided, and a forecast of fees and services that are expected to be provided during the remainder of the fiscal year.

•	The Audit Committee will not approve engaging the independent auditor to provide any prohibited non-audit services as set forth in Appendix A.
•	The Audit Committee shall evidence their pre-approval for services to be provided by the independent auditor as follows:
(a)	In situations where the Chairman of the Audit Committee pre-approves work under his delegation of authority, the Chairman will evidence his pre-approval by signing and dating

B-2    ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

the pre-approval request form, attached as Appendix B. If it is not practicable for the Chairman to complete the form and transmit it to the Company prior to engagement of the independent audit, the Chairman may provide verbal or email approval of the engagement, followed up by completion of the request form at the first practical opportunity.

(b)	In all other situations, a resolution of the Audit Committee is required.
•	All audit and non-audit services to be provided by the independent auditors shall be provided pursuant to an engagement letter that shall:
(a)	be in writing and signed by the auditors;
(b)	specify the particular services to be provided;
(c)	specify the period in which the services will be performed;
(d)	specify the estimated total fees to be paid, which shall not exceed the estimated total fees approved by the Audit Committee pursuant to these procedures, prior to application of the 10% overrun;
(e)

include a confirmation by the auditors that the services are not within a category of services the provision of which would impair their independence under applicable law and Canadian and U.S. generally accepted accounting standards.

•

The Audit Committee pre-approval permits an overrun of fees pertaining to a particular engagement of no greater than 10% of the estimate identified in the associated engagement letter. The intent of the overrun authorization is to ensure on an interim basis only, that services can continue pending a review of the fee estimate, and, if required, further Audit Committee approval of the overrun. If an overrun is expected to exceed the 10% threshold, as soon as the overrun is identified, the Audit Committee or its designate must be notified and an additional pre-approval obtained prior to the engagement continuing.

V. Responsibilities of External Auditors

To support the independence process, the independent auditors will:

(a)	Confirm in each engagement letter that performance of the work will not impair independence;
(b)

Satisfy the Audit Committee that they have in place comprehensive internal policies and processes to ensure adherence, world-wide, to independence requirements, including robust monitoring and communications;

(c)	Provide communication and confirmation to the Audit Committee regarding independence on at least a quarterly basis;
(d)	Maintain registration by the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board; and
(e)	Review their partner rotation plan and advise the Audit Committee on an annual basis.

In addition, the external auditors will:

(f)	Provide regular, detailed fee reporting including balances in the “Work in Progress” account;
(g)	Monitor fees and notify the Audit Committee as soon as a potential overrun is identified.

VI. Disclosures

Suncor will, as required by applicable law, annually disclose its pre-approval policies and procedures, and will provide the required disclosure concerning the amounts of audit fees, audit-related fees, tax fees and all other fees paid to its outside auditors in its filings with the SEC.

Approved and Accepted April 28, 2004

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   B-3

Appendix A – Prohibited Non-Audit Services

An external auditor is not independent if, at any point during the audit and professional engagement period, the auditor provides the following non-audit services to an audit client.

Bookkeeping or other services related to the accounting records or financial statements of the audit client. Any service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements, including:

•	Maintaining or preparing the audit client’s accounting records;
•	Preparing Suncor’s financial statements that are filed with the SEC or that form the basis of financial statements filed with the SEC; or
•	Preparing or originating source data underlying Suncor’s financial statements.

Financial information systems design and implementation. Any service, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements, including:

•	Directly or indirectly operating, or supervising the operation of, Suncor’s information systems or managing Suncor’s local area network; or
•

Designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to Suncor’s financial statements or other financial information systems taken as a whole.

Appraisal or valuation services, fairness opinions or contribution-in-kind reports. Any appraisal service, valuation service or any service involving a fairness opinion or contribution-in-kind report for Suncor, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Actuarial services. Any actuarially-oriented advisory service involving the determination of amounts recorded in the financial statements and related accounts for Suncor other than assisting Suncor in understanding the methods, models, assumptions, and inputs used in computing an amount, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Internal audit outsourcing services. Any internal audit service that has been outsourced by Suncor that relates to Suncor’s internal accounting controls, financial systems or financial statements, unless it is reasonable to conclude that the result of these services will not be subject to audit procedures during an audit of Suncor’s financial statements.

Management functions. Acting, temporarily or permanently, as a director, officer, or employee of Suncor, or performing any decision-making, supervisory, or ongoing monitoring function for Suncor.

Human resources. Any of the following:

•	Searching for or seeking out prospective candidates for managerial, executive, or director positions;
•	Engaging in psychological testing, or other formal testing or evaluation programs;
•	Undertaking reference checks of prospective candidates for an executive or director position;
•	Acting as a negotiator on Suncor’s behalf, such as determining position, status or title, compensation, fringe benefits, or other conditions of employment; or
•

Recommending, or advising Suncor to hire a specific candidate for a specific job (except that an accounting firm may, upon request by Suncor, interview candidates and advise Suncor on the candidate’s competence for financial accounting, administrative, or control positions).

Broker-dealer, investment adviser or investment banking services. Acting as a broker-dealer (registered or unregistered), promoter, or underwriter, on behalf of Suncor, making investment decisions on behalf of Suncor or otherwise having discretionary authority over Suncor’s investments, executing a transaction to

B-4    ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

buy or sell Suncor’s investment, or having custody of Suncor’s assets, such as taking temporary possession of securities purchased by Suncor.

Legal services. Providing any service to Suncor that, under circumstances in which the service is provided, could be provided only by someone licenced, admitted, or otherwise qualified to practice law in the jurisdiction in which the service is prohibited.

Expert services unrelated to the audit. Providing an expert opinion or other expert service for Suncor, or Suncor’s legal representative, for the purpose of advocating Suncor’s interest in litigation or in a regulatory or administrative proceeding or investigation. In any litigation or regulatory or administrative proceeding or investigation, an accountant’s independence shall not be deemed to be impaired if the accountant provides factual accounts, including testimony, of work performed or explains the positions taken or conclusions reached during the performance of any service provided by the accountant for Suncor.

Appendix B – Pre-Approval Request Form

NATURE OF WORK	ESTIMATED FEES (Cdn$)
Total

Date	Signature

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   B-5

Schedule “C” – Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor

To the board of directors of Suncor Energy Inc. (the “Company”):

1.

We have evaluated the Company’s reserves data as at December 31, 2024. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.

The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2024, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management and board of directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, $ millions)
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	December 31, 2024	Oil Sands In Situ, Canada	—	34 960	—	34 960
GLJ Ltd.	December 31, 2024	Oil Sands Mining, Canada	—	36 813	—	36 813
GLJ Ltd.	December 31, 2024	East Coast Canada, Newfoundland Offshore, Canada	—	7 503	—	7 503
			—	79 276	—	79 276
6.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Ltd., Calgary, Alberta, Canada, February 26, 2025

“Tracy K. Bellingham”

Tracy K. Bellingham, P.Eng.

Executive Vice President & COO

SUNCOR ENERGY INC. ANNUAL INFORMATION FORM 2024   C-1

Schedule “D” – Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information

Management of Suncor Energy Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

Independent qualified reserves evaluators have evaluated the Company’s reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Audit Committee of the board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Audit Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

“Richard M. Kruger”

RICHARD M. KRUGER

President and Chief Executive Officer

“Kris P. Smith”

KRIS P. SMITH

Chief Financial Officer

“Russell Girling”

RUSSELL GIRLING

Chair of the Board of Directors

“Patricia M. Bedient”

PATRICIA M. BEDIENT

Chair of the Audit Committee

February 26, 2025

D-1    ANNUAL INFORMATION FORM 2024 SUNCOR ENERGY INC.

- 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 -296-8000
Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000 Suncor.com